

nabling our customers to achieve results.

003 ANNUAL REPORT



Consulting | Processes | Applications

Table of Contents

Perot Systems' integrity and collaborative approach—and strong track record for bringing value, ingenuity, and expertise—help us build solid relationships that achieve measurable results for our customers.



As a global provider of technology-based solutions, Perot Systems Corporation offers a complete array of services that support strategies and enable business, technology, and operational improvements for customers in select industries and the government sector. We leverage our deep domain expertise to craft integrated solutions to meet each customer's current and long-term needs, combining extensive capabilities that include:

- Consulting
- Business Process Solutions
- Application Services
- Infrastructure Management

Known for our collaborative approach, Perot Systems helps our customers achieve results by providing industry-specific guidance in business analysis, systems integration, and process management. We enable our customers to create an adaptive technology infrastructure that can streamline operations, increase market value, build competitive advantage, and support new and cost-effective sources of productivity and growth.

Reporting revenue of $1.5 billion in 2003, Perot Systems is headquartered in Plano, Texas, and has more than 13,000 associates worldwide.

Our Leaders



A Message from Our Chairman

To Our Fellow Shareholders:

This year marks the 15th anniversary of Perot Systems Corporation. From the beginning, our company was unique. The idealism, courage, capabilities, and character of our great team have always set us apart. Today, these qualities still run through the very soul of Perot Systems.

For example, we're deeply grateful for the sacrifices that have been made by our active-duty military associates in defense of freedom. We're equally proud of the support our civilian Perot Systems family has shown to our active-duty team members. This has been a testament to the importance Perot Systems places on caring for each other and our communities.

We're especially heartened by our customer relationships. Since our earliest days, our customers have consistently told us they like doing business with Perot Systems. Tenet, Parsons Corporation, Harvard Pilgrim Health Care, Volkswagen of America, Owens & Minor—along with many others—have continued to put their trust in Perot Systems over the years, and we are grateful to have the opportunity to continue serving them.

Perot Systems aspires to be a recognized leader in each of the markets we serve. And we want to continue to be known for the results we deliver for our customers. We will not be satisfied until Perot Systems is the most admired technology and business services company in the world.

We operate in the center of the field of ethical behavior and are committed to transparency in reporting our results to the investment community. Perot Systems has a senior management team for whom our values are not just words on paper. Our commitment to openness and following through on our promises is real.

Our leaders do not manage Perot Systems on a quarter-to-quarter basis. Our decisions are made in the best long-term interests of the company. We manage Perot Systems conservatively, focusing on maintaining good cash flow, and we are not afraid to walk away from deals that may put us at risk. This is the approach that has worked for us for 15 years.

We began this company in 1988 with just 23 associates. Today, that number has grown to more than 13,000. We could not help our customers succeed or provide a responsible return to our shareholders without this exceptional team's experience and dedication. We appreciate its support and yours.

Thank you for investing in Perot Systems.



ROSS PEROT
Chairman of the Board
Perot Systems Corporation

A Letter from Our President & CEO

To Our Fellow Shareholders:

I am pleased to report that Perot Systems Corporation continues to make progress toward our goal of becoming the most admired technology and business services company in the world. Our strong financial foundation has positioned us well for the future, and, despite a challenging economic environment, we have broadened our market strength and increased the efficiency of our operations. We have done so with one driving goal in mind: achieving real results for our customers, shareholders, and associates.

Our strategy during the past three years—a crucial development period for Perot Systems—has served us well. Here is a brief recap of our achievements since 2000:

- Building our Government Services Group, which now generates more than $200 million in annual revenue
- Expanding our capabilities and service offerings in healthcare, growing our revenue from this market at an outstanding pace
- Including more non-technology and core business functions in our solutions, driving the value we bring to customers deeper into their business processes
- Expanding our global footprint, most notably in Asia
- Increasing the flexibility with which we price new business, while maintaining rigorous review and quality standards

These accomplishments and our solid reputation helped us win new contracts with a total value of $3.5 billion during the past three years. We also made strategic acquisitions that resulted in significant growth for our commercial outsourcing, government, and consulting units. We exited certain business activities and tightened our cost structure, increasing the efficiency of our selling, general, and administrative (SG&A) costs. By concentrating our efforts in these ways, we expanded revenue to record levels during each of the past three years.

Changing the Landscape of Perot Systems

The year 2003 was pivotal in our company's development. We saw considerable business expansion, completed our most productive year to date of acquisitions, and won significant new contracts and renewal business. We competed at a high level and delivered our second-best sales year in our 15-year history, including our best sales year for our Healthcare Group and Industrial Services Group. Following its launch in 2002, we continued to grow Perot Systems Government Services, Inc., with our acquisition of Soza & Company, Ltd., in 2003.

Our purchase of HCL Technologies' shares in HCL Perot Systems (HPS), a joint venture formed by our two companies in 1996, further enhances our onshore/offshore delivery capabilities. This SEI-CMM Level 5-certified company specializes in application-related services for a global customer base. By fully consolidating this company into Perot Systems, we have not only strengthened our global software team but also engaged new customers while supporting our geographic expansion strategy. Approximately 3,000 associates who are affiliated with our India-based units now complement our more than 10,000 associates in North America, Europe, and other parts of Asia.

Financial Highlights

Some of our noteworthy financial highlights for 2003 include:

- Revenue reached an all-time high of $1.5 billion.
- Revenue from our Healthcare Group increased by 11% in 2003, capping a five-year period in which our healthcare revenue grew at a 45% compound rate.
- New contract signings totaled $1.3 billion in value—a 26% increase year to year.
- Combined new contracts and contract renewals expanded to $1.7 billion for the year.
- Operating cash flow totaled $103 million for the full year.
- Capital expenditures as a percentage of revenue were 1.9%.
- Cash and short-term investments totaled $161 million at year-end.
- SG&A expenses fell as a percentage of revenue to less than 13%.

New Business Highlights

Despite information technology users' reluctance to increase IT spending, Perot Systems performed well in 2003. We had a strong year of business signings across our targeted markets. Two of those markets, healthcare and government, were especially energetic.

In healthcare, we celebrated our first major Blue Cross win with our outsourcing agreement with Blue Cross & Blue Shield of Rhode Island, as well as new business outside of North America and continued success in the provider and payer markets. We also entered into new engagements with Tufts-New England Medical Center and Mount Sinai Hospital. Other noteworthy gains included signing a major IT outsourcing contract in the public healthcare sector with Parkland Hospital of Dallas, Texas—a contract that opens the door to a new market for Perot Systems.

Our acquisition of Vision Healthsource, India's leading provider of billing and claims solutions for healthcare service providers in the United States, infused our already vibrant healthcare business with additional payment processing capabilities. This acquisition strengthens the payer side of our business by offering customers increased efficiency and cost reductions.

Our Government Services Group acquired significant business and concentrated on building a quality management team that will provide a strong platform for future growth. Our acquisition of Soza & Company helped Perot Systems Government Services grow to 14% of total Perot Systems revenue. We continued to expand our business in the government sector with numerous United States government entities, including the Environmental Protection Agency. *Washington Technology* magazine named Perot Systems in its Top 100 Federal Prime Contractors list in 2003—just a little more than one year after we established Perot Systems Government Services.

"Perot Systems helped our customers achieve results in a tough economy and positioned our company for long-term growth."

Ross Perot, Jr.
President & Chief Executive Officer

The Year in Review

Perot Systems entered 2003 facing declining commercial account revenue and responded with an outstanding year of new business wins and acquisitions. We accomplished this by remaining focused on ensuring strong return on our investments and meeting challenges head-on. We adjusted our operations to offset reductions in our customers' budgets and made strategic changes to address areas where we were not as strong as we needed to be. By year-end, we began to see some possible signs of increased spending by our customers, which had a positive impact on our cash flow and earnings in late 2003.

We approached deals with our customary discipline and upgraded our sales force to create an efficient, high-performance team that is well positioned to win pursuits in 2004. We selected our customers carefully and concentrated on providing them with the best capabilities possible to support their businesses.

Perot Systems will continue to remain committed to delivering solid results for you, our shareholders, while also achieving results for our customers and associates. In addition, we will continue to look for outstanding acquisition opportunities, tightly manage our cost structure, and remain disciplined in our approach to new contract opportunities and the way in which we invest within our business.

In conclusion, we executed well and maintained our momentum in 2003, despite the major challenges we faced in our 15th year. We grew our business, added delivery capabilities, and expanded our associate base. Perot Systems helped our customers achieve results in a tough economy and positioned our company for long-term growth. With acquisitions that have changed the landscape of our business, our continued success in attracting new customers, and the potential for a strengthened market environment, we have entered 2004 poised to continue our business expansion.

For us, it really is all about results.

As always, I appreciate your confidence in Perot Systems.

ROSS PEROT, JR.
President & Chief Executive Officer
Perot Systems Corporation



Our Values

More than 15 years ago, the founders of Perot Systems established the values that would guide our great company. On orientation day, each new associate is introduced to these values. Throughout their careers at Perot Systems, our associates see our values reinforced by our leaders and consistently demonstrated in our daily business dealings.

Here are the values upon which Perot Systems was founded and that will continue to govern our company:

We serve our customers with innovative, responsive solutions to their needs.

We value our people by attracting, developing, and recognizing outstanding people, and caring for them and their families.

We operate with integrity by treating our customers, people, and suppliers in a fair and honest manner, as we would want to be treated.

We reward our shareholders by producing strong financial performance from which everyone benefits.

We contribute to our community by using our talents and resources to better the conditions in the diverse communities in which we work.


Blue Cross
Blue Shield



Blue Cross & Blue Shield of Rhode Island www.bcbsri.com

Challenge

Blue Cross & Blue Shield of Rhode Island (BCBSRI), the leading provider of healthcare coverage and wellness information to Rhode Island residents, employers, and workers, faced a complex challenge. The organization was operating with a functionally rich, yet technologically outdated, core administrative system that limited its ability to provide top-quality service to members.

Solution

BCBSRI decided to outsource its back office capabilities to Perot Systems in a long-term, strategic relationship in which we are deploying our DIAMOND® enterprise software system and assuming responsibility for delivery of several business functions. They include cash disbursements, claims, document services, information technology, mail support services, and membership administration functions.

Results

- Enabled BCBSRI to start moving beyond traditional claims processing toward a cutting-edge information management platform to more effectively support consumer health and wellness
- Helped the organization quickly adapt to industry changes, while leading the market in the introduction of innovative products and services with the implementation of the Perot Systems DIAMOND enterprise platform
- Delivered our services and solutions to BCBSRI on target and under budget





Northern Arizona Healthcare www.nahealth.com

Challenge

Northern Arizona Healthcare (NAH), a nonprofit health system that handles 150,000 patient visits per year at Flagstaff Medical Center, Sedona Medical Center, Verde Valley Medical Center, and Northern Arizona Homecare, wanted to transform its operations. NAH faced the obstacle of integrating more than 100 disparate systems as it redesigned and streamlined care management and administrative processes across its entire organization.

Solution

NAH engaged Perot Systems to manage all of its information technology and consolidate the information housed in its multiple financial, administrative, and clinical systems to maximize organizational efficiency. Perot Systems teamed with NAH and Cerner Corporation to implement Cerner Millennium™, which enabled computerized order entry, instant access to clinical results and patient histories, and clinical decision-making support.

Results

- Reduced duplication of patients' medical information among various NAH departments
- Improved access to patient information for physicians, nurses, clinicians, hospital administrators, and insurers, saving time and cutting costs
- Helped enhance the quality of patient care delivered by the Northern Arizona Healthcare system





Owens & Minor, Inc. www.owens-minor.com

Challenge

Owens & Minor is the leading distributor of name-brand medical and surgical supplies in the United States. The company wanted to improve its inventory management, order handling, and distribution logistics among its headquarters in Virginia, the Owens & Minor sales force, and its 41 regional distribution centers, more than 1,000 suppliers, and 4,000 healthcare customers.

Solution

To meet its ambitious business technology goals, Owens & Minor outsourced most of its IT functions to Perot Systems. Working together, our teams implemented internal process improvements, electronic tracking tools, and e-commerce solutions that facilitate better communication and inventory management at all points. A recent initiative is OMDirect℠, an easy-to-use online ordering system with advanced functions, including product pricing, order entry and tracking, and product availability. OMDirect℠ provides smaller customers with powerful benefits usually found only in complex EDI systems. In addition, OMDirect℠ provides inventory management, as well as visibility into the entire supply chain, so healthcare providers know where their products are at any point in time.

Results

- Made just-in-time ordering possible from customer desktop locations
- Enabled Owens & Minor's customers to track shipments from the order origination point to the dock door at the destination
- Simplified procurement processes to relieve primary caregivers of the burden of ordering supplies
- Helped Owens & Minor achieve the #1 ranking on the prestigious *InformationWeek 500* list as the "Most Innovative and Influential Company" for two of the past three years


:UARD
C-130J
2001



United States Coast Guard www.uscg.mil

Challenge

The United States Coast Guard, an integral part of the Department of Homeland Security, performs mission-critical work that demands 24x7x365 vigilance. When the Coast Guard purchased a new fleet of C-130J aircraft, it asked Soza & Company, now part of Perot Systems Government Services, Inc., to manage several key support functions.

Solution

For many years, our company has provided the United States Coast Guard with command-level IT systems for data storage, information exchange, and communication. Our additional C-130J functions include supply chain management, crew training, maintenance management, and repair technology training. Highlights include automated analysis to control parts inventory levels, customized training programs, and step-by-step maintenance guides. Next-phase plans call for repair technology audio-visual cards for the aircraft's tablet PCs and PDAs.

Results

- Enabled the Coast Guard to save money on C-130J parts orders while cutting storage and minimizing obsolescence
- Prepared and presented a C-130J Homeland Defense Strategy briefing
- Evaluated best practices at other service branches and used that information to implement C-130J training programs at the Coast Guard
- Integrated Human Performance Technology (HPT) to develop effective procedural training tools
- Developed logistics conference agenda and management plan for the aircraft maintenance system


Coin Of The Month



United States Mint www.usmint.gov/kids

Challenge

The United States Mint produces circulating coinage for the nation to conduct its trade and commerce. Effective Web communication is critical because the United States Mint interacts with the public to market collectible coins and provide educational resources. To create and manage an interactive online educational site, the United States Mint contracted with us.

Solution

Our team provides platform and creative services for The United States Mint H.I.P. Pocket Change™ Web site, an educational resource for teachers and students. We maintain site architecture, provide strategic consultation, produce graphics, and develop educational content for the Web site. The United States Mint H.I.P. Pocket Change work supplements our other United States Mint IT services, including support for enterprise information systems, infrastructure management, and maintenance of its other Web sites.

Results

- Supported almost 100,000 monthly site visits
- Facilitated downloads of more than 700,000 teacher lesson plans in fiscal 2003
- Assisted five United States Mint facilities with community outreach educational materials
- Developed grade K-6 lesson plans for the 50 State Quarters® Program and managed educator work groups to produce grade 7-12 materials
- Represented the United States Mint and its children's Web site at coin conventions, public exhibitions, and educational forums

The United States Mint H.I.P. Pocket Change™ and 50 State Quarters® are trademarks of the United States Mint.


Budget
Budget
1-800-Budget2
www.budget.com
Stepping up in Truck Rental
USDOT 1092543



Budget Truck Rental www.budgettruckrental.com

Challenge

Budget Truck Rental, a division of Budget Rent A Car System, Inc., is a leading national consumer and light commercial truck rental business, with more than 2,500 dealers and a peak fleet of more than 30,000 trucks and vans nationwide. The company's profitability was being compromised by an unreliable legacy IT system that caused fleet maintenance delays and reservation system downtime.

Solution

Budget Truck Rental selected Perot Systems to provide a comprehensive IT solution that enhances the bottom line and improves customer satisfaction. Perot Systems supports all critical business systems, including centralized reservations, rental operations, fleet management, financials, and vendor integration. The IT solution proactively monitors the hardware, software, and network connections that are used to rent, track, and service the fleet. Key features include a distributed point-of-sale system linked to a central data repository that enables near real-time transactions, as well as centralized reservation, rental, and fleet management.

Results

- Decreased overall IT costs while improving reliability and system capabilities
- Lowered ongoing operations costs by more than $8 million annually
- Improved system reliability with automated problem notification and escalation
- Automated many daily system management functions
- Improved best-in-market maintenance and rental systems to enhance customer safety and satisfaction



CLASSIC
CLASSIC
CLASSIC



Coca-Cola Bottling Company Consolidated www.cokeconsolidated.com

Challenge

Coca-Cola Bottling Company Consolidated (CCBCC), the second-largest Coca-Cola bottler in the United States, supports five plants and more than 50 distribution centers that produce and distribute more than 250 products. The company faced multiple challenges in managing its materials and product inventory, cycle time, and transportation logistics. It also recognized the need to increase manufacturing flexibility and streamline its transportation system.

Solution

CCBCC tapped Perot Systems' expertise to find ways of improving production forecasting and ensuring that production and transportation more closely match sales patterns while decreasing inventory and stock outages. To meet these needs, Perot Systems analyzed existing processes, recommended sweeping enhancements, and implemented an upgraded supply chain planning and execution system. To help achieve customer goals, we designed and implemented a consolidated solution that leveraged the supply chain application across all bottling plants and distribution centers.

Results

- Helped reduce finished goods inventory levels by approximately 40%
- Enabled a decrease in cost-per-case of 5%
- Helped CCBCC improve its customer service and reduce stock outages by raising product availability to 98.5%
- Assisted with improving forecast accuracy by 10%
- Enabled CCBCC to realize savings within its distribution and logistics organization
- Supported the launch of more than 146 new products—a volume that could not have been supported using the old processes and systems


National. Emerald Club
Emerald Reserve Service
Alamo
Emerald Aisle S



Vanguard Car Rental USA Inc. www.vanguardcar.com

Challenge

Vanguard Car Rental operates the National Car Rental and Alamo Rent A Car brands, including a fleet of 217,000 automobiles at 3,200 locations in 83 countries. When the company acquired these two leading brands in 2003, it faced the challenge of integrating them onto one IT platform. Vanguard selected Perot Systems to assist with the consolidation, citing our prior success with National Car Rental in developing, implementing, and maintaining its customized, enterprise-wide technology system for the vehicle rental industry.

Solution

Our comprehensive application supports all of Vanguard's critical business systems, including sales and marketing, reservations, rental operations, fleet management, financials, and vendor integration. Perot Systems provides essentially all of Vanguard's IT services, including application development and maintenance, data center, desktop and help desk, disaster recovery, and vendor management services.

Results

- Developed customized technology, which was a factor in Vanguard's decision to renew our contract when it gained control of the National and Alamo brands
- Helped Vanguard achieve operational efficiencies with Perot Systems' comprehensive systems integration and IT services
- Creating a competitive edge for Vanguard by consolidating the systems, which will help maintain independent brand identities for National and Alamo





TRW Automotive www.trwauto.com

Challenge
TRW Automotive, a world leader in vehicle safety systems, has been continuously challenged to support ever-evolving OEM requirements, cost reductions, mergers, and global expansion. Since 1991, Perot Systems has assisted TRW Automotive in meeting these business challenges by supplying a blend of technical and consulting services.

Solution
Perot Systems worked with TRW Automotive in a blended team environment to create a supply chain vendor information network, implement advanced business processing systems, develop a real-time Manufacturing Execution System (MES) to support the anti-lock brake production process, and launch new facilities worldwide. Additionally, Perot Systems supported delivery of an Internet-enabled supply chain optimization solution for several plants, and we recently developed new ERP e-shipping software for TRW Automotive.

Results
- Developed a robust e-business solution to meet TRW Automotive's supplier performance measurements and information network requirements
- Helped achieve capital expenditure control, improved staff productivity, and enhanced customer service
- Increased machine cell productivity worldwide
- Assisted TRW Automotive with launching new facilities in North America, Europe, and Asia
- Created and helped implement an inventory visualization tool, for which TRW Automotive was honored with a PACE Award from *Automotive News*





Glenborough Realty Trust www.glenborough.com

Challenge

Glenborough Realty Trust is a real estate investment trust with a national portfolio of high-quality, multi-tenant office properties in Washington, DC, California, Massachusetts, and northern New Jersey. Glenborough wanted IT resources that offered employees the latest electronic business tools with flexibility to meet future needs.

Solution

In 2003, our contract terms were extended in a new, seven-year agreement, and Glenborough turned additional IT services over to us. Immediate initiatives were undertaken to decommission obsolete equipment and applications and migrate data management to Perot Systems' Plano Technology Center. Other new projects included refreshing vital technologies, such as implementing a remote access solution and upgrading hardware and operating systems. We are also responsible for staffing and running Glenborough's network services, router management, systems administration, server monitoring, customer support services, and desktop support on an ongoing basis.

Results

- Enhanced the infrastructure platform to simplify log-in and data retrieval while lowering administrative costs
- Enabled easier information access at Glenborough's field locations
- Improved desktop service resources to reduce workstation downtime
- Upgraded Glenborough's messaging system to facilitate exchange of challenging files, such as digital images and CAD drawings

Newly Signed Customers



"Our collective talent and dedication continue to drive us, and we are looking forward to the opportunities that 2004 will bring."

Ross Perot, Jr.
President & Chief Executive Officer

Akin Gump Strauss Hauer & Feld LLP

www.akingump.com

Founded in 1945, Akin Gump Strauss Hauer & Feld LLP, a leading international law firm, numbers nearly 1,000 attorneys in 16 cities in the United States and worldwide, including London, Brussels, and Moscow. The firm has a diversified practice and represents regional, national, and international clients in more than 50 practice areas. To expand services with Akin Gump in 2003, Perot Systems added a six-year, $14.9 million IT outsourcing contract to the existing five-year, $6 million service desk contract signed in 2002.



Blue Cross & Blue Shield of Rhode Island

www.bcbsri.com

For more than 63 years, Blue Cross & Blue Shield of Rhode Island (BCBSRI) has served as the leading provider of healthcare coverage and wellness information to that state's residents, employers, and workers. In 2003, BCBSRI and Perot Systems undertook the first transformational outsourcing initiative in the commercial health insurance marketplace, employing an array of services. This includes business process and IT outsourcing, application management, and responsibility for delivery of several business functions, including cash disbursements, claims, document and mail support services, membership administration functions, and DIAMOND® consulting, configuration, and conversion services.

Bodman, Longley & Dahling LLP

www.bodmanlongley.com

Detroit-based Bodman, Longley & Dahling LLP is one of Michigan's leading business law firms with more than 125 attorneys in four offices throughout the state. The firm serves public and private corporations, nonprofit institutions, municipal governments, and individuals with substantial business and charitable interests across Michigan, the nation, and the world. In 2003, Perot Systems contracted with Bodman, Longley & Dahling for a complete IT outsourcing arrangement, including strategy and management, help desk support, deskside support, application support, and infrastructure support.

Butzel Long

www.butzel.com

Butzel Long is one of Michigan's oldest and largest law firms, with more than 200 attorneys and offices in Michigan and Florida, as well as Alliance offices in Beijing and Shanghai, China. The firm represents clients from diverse industries (manufacturing, technological, governmental, educational, etc.) on a regional, national, and multi-national level and is the sole Michigan member of Lex Mundi, a global association of 161 independent law firms. In 2003, Perot Systems announced a five-year contract extension for ongoing IT support for the firm. We will continue to maintain Butzel Long's help desk services and provide additional infrastructure and application support, telecommunications services, user training, and IT management.



Global Motorsport Group, Inc.

www.globalmotorsport.com

With more than 50,000 unique product offerings, Global Motorsport Group (GMG) fulfills the aftermarket needs of the entire motorcycle industry through a network of independent dealers across North America, Europe, and Asia/Pacific. The company is also the largest independent supplier of aftermarket parts and accessories for Harley-Davidson motorcycles. Following the successful implementation of a new ERP system by Perot Systems, GMG signed a complete, 10-year IT outsourcing contract in 2003 valued at more than $22 million. The contract provides strategic consulting, application management, and help desk and operations support.

Key Safety Systems, Inc.

www.keysafetyinc.com

Key Safety Systems, a Key Automotive Group affiliate, is among the automotive industry's leaders in the design and production of airbags, seatbelts, steering wheels, and fully integrated safety systems. Key Safety Systems signed a 10-year outsourcing contract with Perot Systems in late 2003 for applications development and maintenance, IT infrastructure management, worldwide help desk support, and desktop management. The company will also move its data center to Perot Systems' headquarters in Plano, Texas.

MBF Australia Pty. Ltd.

www.mbf.com.au

MBF Australia is that country's largest privately managed health insurer and looks after the health funding needs of more than 1.6 million people. With the 2003 contract signing for our DIAMOND® 950 software, MBF will be able to create and deliver new health insurance products to the marketplace faster, as well as acquire and integrate future businesses onto a single transaction system, thereby reducing costs. MBF shares Perot Systems' vision of transforming health plans into efficient, consumer-centric health and wellness partnerships.

Mount Sinai Hospital

www.sinai.org

A 432-bed teaching, research, and tertiary-care facility in Chicago, Mount Sinai Hospital (MSH) is a member of Sinai Health System, along with Schwab Rehabilitation Hospital, Sinai Community Institute, and Sinai Medical Group. In 2003, we signed a five-year business process outsourcing agreement with MSH. Under the terms of the contract, Perot Systems assumed operational and administrative responsibility for the business office functions associated with Mount Sinai, Schwab Rehabilitation, and Sinai Children's Hospital's financial management systems.

Parkland Health & Hospital System

www.pmh.org

Based in Dallas, Texas, the Parkland Health & Hospital System includes Parkland Memorial

Hospital, Community Oriented Primary Care, Parkland Community Health Plan, Inc., and the Parkland Foundation. Parkland recently embarked on three initiatives designed to implement major transformations in business operations and clinical services aimed at providing superior patient care. Perot Systems, with our unmatched scale, scope, and expertise in healthcare, was selected in 2003 to play a key role in this effort, providing business integration and IT services for two of the three initiatives in a five-year, $140 million agreement.

Parsons E&C

www.parsonsec.com

Parsons E&C and its legacy companies have a century of experience in providing engineering, procurement, and construction services to the energy industry. Headquartered in Houston, Texas, Parsons E&C also has major offices in Pennsylvania, California, and the United Kingdom, and employs more than 3,000 individuals who work on projects worldwide. Under the terms of a $40 million, five-year contract, Perot Systems provides sole-vendor, comprehensive information system services to Parsons E&C, while continuing to serve the larger Parsons Corporation under a separate contract.

Physicians Plus Insurance Corporation

www.pplusic.com

Physicians Plus Insurance Corporation (Physicians Plus) of Madison, Wisconsin, is a nationally recognized managed care organization focused on innovation and quality assurance to help improve the health of its approximately 95,000 members and the communities it serves. In 2003, Perot Systems and Physicians Plus signed an agreement to transition Physicians Plus to the DIAMOND® 950 claims administration solution to handle claims, billing, and enrollment transaction services, as well as superior programming support for its transaction platform, the AMISYS 3000. This contract expanded our initial 10-year, $50 million agreement with Physicians Plus, which was originally signed in 2000.

PTC Alliance Corporation

www.ptcalliance.com

PTC Alliance, headquartered in Pittsburgh, Pennsylvania, has more than 2,200 employees and is a leading manufacturer and marketer of welded and cold drawn mechanical steel tubing and tubular shapes, fabricated parts, and precision components. In 2003, PTC agreed to a five-year, complete IT outsourcing contract with Perot Systems valued at $8.7 million for operations management, application management, systems administration, software and database support, technology planning, help desk support, security administration, asset management, and capacity planning for all of the organization's North American systems.



Sioux Valley Health Plan

www.siouxvalley.org

Since 1998, Sioux Valley Health Plan has been covering lives in South Dakota, Minnesota, and Iowa, and to date, covers more than 35,000 lives. It is a wholly owned, nonprofit subsidiary of Sioux Valley Hospitals & Health System. In 2003, Perot Systems began using our

"In a very tough business environment, we were still able to grow, sign significant new contracts, renew business with existing customers, and maintain our momentum in 2003."

Jeff Renzi
Vice President, Global Sales & Marketing



DIAMOND® 950 software solution to automate and streamline the health plan's operations. The enhanced functionality and scalability will give Sioux Valley the advanced processing capabilities it needs without the overhead and maintenance costs associated with purchasing and running the application from its facilities.

Tufts-New England Medical Center

www.tufts-nemc.org

A world-class academic medical institution in Boston, Massachusetts, Tufts-New England Medical Center (Tufts-NEMC) is home to two full-service hospitals. One serves adults, and the other, The Floating Hospital for Children, is dedicated exclusively to all levels of pediatric care. Tufts-NEMC is also the principal teaching hospital for Tufts University School of Medicine. In 2003, Perot Systems contracted with Tufts-NEMC to create a completely new infrastructure and application architecture and then develop and implement an aggressive migration of Tufts-NEMC data and support from its former parent company—all in seven short months.

UnitedHealth Group, AmeriChoice Unit

www.unitedhealthgroup.com
www.americhoice.com

AmeriChoice, a business unit of UnitedHealth Group, facilitates the delivery of healthcare services for more than 1.2 million beneficiaries of public sector healthcare programs, such as Medicaid, child health insurance programs, and state programs for the uninsured in 13 states. In 2003, Perot Systems provided our DIAMOND® 950 software solution to help AmeriChoice align complex business processes. AmeriChoice has since seen an increase in the automation of administrative tasks, thus reducing costs and improving the delivery of accurate results.

Vanguard Car Rental USA Inc.

www.vanguardcar.com

Vanguard Car Rental operates the National and Alamo car rental brands, which serve the daily rental needs of business and leisure travelers. Together, Alamo and National make up one of the world's largest car rental companies, with annual revenues of $2.4 billion in 2002, more than 3,200 locations in 83 countries, and a fleet of more than 217,000 automobiles. In 2003, Vanguard and Perot Systems signed a 10-year, $275 million IT outsourcing contract in which we agreed to provide essentially all of Vanguard's IT services. We will manage most of the work at Vanguard's sites in Florida, Virginia, and Texas.

Washington Group International, Inc.

www.wgint.com

Washington Group provides high-value engineering, construction, and management solutions via an integrated business portfolio. The company holds leading positions in its markets in 40 states and more than 30 countries. In December 2003, Washington Group signed a seven-year, $57 million contract with Perot Systems for general infrastructure support, including help desk, network and e-mail services, and overall workstation management. In addition, the company will relocate its data center from Boise, Idaho, to Perot Systems' headquarters in Plano, Texas.

Growing our business in the government sector.

Following our acquisition of Soza & Company, Ltd. in February 2003, Perot Systems Government Services, Inc. continued to grow throughout the year by delivering consulting, technology-based solutions, and program management support to customers in national defense, homeland security, civilian agencies, and the intelligence community. To comply with confidentiality agreements and intelligence security protocols, we are obligated to refrain from identifying many of our government customers' names in print. Broadly speaking, however, the Government Services Group accomplished the following work in 2003:

National Defense

In 2003, we agreed to deliver IT, system infrastructure, desktop support, network operation services, and communication support to a variety of national defense customers. For one defense customer, we expanded an existing contract to provide help desk, system, and operations support at multiple locations around the world. In 2003, Perot Systems Government Services was awarded a contract bridge extension supporting the complex architecture of a key office within the U.S. military, including multiple operating systems, network monitoring and control resources, and wide area network (WAN) facilities. For these front-line information systems, our team provides network administration, network design, installation services, and technical and troubleshooting support.

As part of the government-wide effort—particularly within the U.S. Department of Defense (DoD)—to improve efficiency and cost-effectiveness of processes and systems, we provide one DoD customer with a wide range of quality training and consulting expertise, including ISO 9000, Six Sigma, Malcolm Baldrige, and other leading quality models.

Homeland Security

As homeland security became a higher priority in the United States, and as the new U.S. Department of Homeland Security (DHS) celebrated its first anniversary, our work in this sector continued to grow. During 2003, the Perot Systems Government Services Internet and Data Solutions Group successfully developed and deployed eight Web-based business applications to support the office within DHS that is responsible for securing federal workplaces nationwide and ensuring the safety and security of federal employees and visitors to government sites. These applications provide mission-critical capabilities, including defining and tracking security vulnerabilities at federal buildings and conducting background checks through an automated fingerprint system.

Perot Systems Government Services and a service partner provide records management and other back-office support to another branch of DHS. We helped to transition more than 500 contractor employees currently performing work within this office into our workforce to accomplish this critical task.

Civilian Agencies

We provided additional management support for basic operations, logistics, and equipment maintenance to a number of civilian agencies in 2003, and defined, developed, and enhanced Web-based architectures to enable the efficient exchange and management of information. Perot Systems Government Services was also awarded a contract by a federal civilian agency to support one of its critical information management systems. For this important system, we provided project management, systems integration, training, operations, and maintenance support.

One of our most visible accomplishments in 2003 was our selection as the prime contractor to help the U.S. Environmental Protection Agency (EPA) develop its *Draft Report on the Environment, 2003.* This report is EPA's first-ever national picture of the U.S. environment, highlighting the progress that has been made in protecting air, land, and water resources. The report uses environmental indicators to highlight progress and identify remaining challenges and is available at www.epa.gov/indicators/roe.

Intelligence Community

Perot Systems Government Services renewed a contract in 2003 to provide continued support to one of our key customers in the intelligence community. This program focuses on IT mission requirements and lifecycle initiatives, including logistics, configuration management, requirements analysis, local area network (LAN) administration, systems engineering, application development, multimedia production, project and program management, and other mission requirements.

ROSS PEROT
Chairman of the Board, Perot Systems Corporation
Member of Executive Committee (Chair)
Director since November 1997
(and from April 1988 through August 1994)
Age 73

ROSS PEROT, JR.
President & Chief Executive Officer, Perot Systems Corporation
Member of Executive Committee
Director since June 1988
Age 45

STEVEN BLASNIK
President, Perot Investments, Inc.
Member of Executive Committee
Director since September 1994
Age 46

JOHN S.T. GALLAGHER
Private Investor
Member of 1) Audit and 2) Nominating and
Governance Committees
Director since May 2001
Age 72

CARL HAHN
Private Investor
Member of 1) Audit and 2) Compensation (Chair) Committees
Director since April 1993
Age 77

DESOTO JORDAN
Private Investor
Member of 1) Compensation and 2) Nominating and
Governance Committees
Director since February 2004
Age 59

THOMAS MEURER
Senior Vice President, Hunt Consolidated, Inc.
Member of 1) Compensation and 2) Nominating and
Governance (Chair) Committees
Director since May 2001
Age 62

CECIL H. "C.H." MOORE, JR.
Private Investor
Member of Audit Committee (Chair)
Director since October 2003
Age 64

Selected Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 have been derived from our audited Consolidated Financial Statements. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements, which are included herein.

	Year Ended December 31,				
(In millions, except per share data)	2003	2002	2001	2000	1999
Operating Data[1]:					
Revenue	**$1,460.8**	$1,332.1	$1,204.7	$1,105.9	$1,151.6
Direct cost of services	**1,193.6**	1,020.8	949.7	851.6	875.8
Gross profit	**267.2**	311.3	255.0	254.3	275.8
Selling, general and administrative expenses[2]	**187.8**	195.6	256.6	220.0	169.2
Operating income (loss)	**79.4**	115.7	(1.6)	34.3	106.6
Interest income, net	**2.6**	3.9	8.9	16.6	10.9
Equity in earnings (loss) of unconsolidated affiliates	**(1.9)**	4.7	8.4	(4.3)	9.0
Other income (expense), net	**2.3**	(2.1)	(1.9)	45.1	(0.7)
Income before taxes	**82.4**	122.2	13.8	91.7	125.8
Provision for income taxes	**30.5**	43.9	16.5	36.2	50.3
Income (loss) before cumulative effect of changes in accounting principles	**51.9**	78.3	(2.7)	55.5	75.5
Cumulative effect of changes in accounting principles, net of tax	**(49.4)**	–	–	–	–
Net income (loss)	**$ 2.5**	$ 78.3	$ (2.7)	$ 55.5	$ 75.5
Basic earnings (loss) per common share:					
Income (loss) before cumulative effect of changes in accounting principles	**$ 0.47**	$ 0.74	$ (0.03)	$ 0.58	$ 0.85
Cumulative effect of changes in accounting principles, net of tax	**(0.45)**	–	–	–	–
Net income (loss)	**$ 0.02**	$ 0.74	$ (0.03)	$ 0.58	$ 0.85
Weighted average common shares outstanding	**110.6**	106.3	99.4	96.2	88.4
Diluted earnings (loss) per common share:					
Income (loss) before cumulative effect of changes in accounting principles	**$ 0.45**	$ 0.68	$ (0.03)	$ 0.49	$ 0.67
Cumulative effect of changes in accounting principles, net of tax	**(0.43)**	–	–	–	–
Net income (loss)	**$ 0.02**	$ 0.68	$ (0.03)	$ 0.49	$ 0.67
Weighted average diluted common shares outstanding[3]	**115.3**	115.4	99.4	113.5	113.2
Balance Sheet Data (at Period End):					
Cash and cash equivalents	**$ 123.8**	$ 212.9	$ 259.2	$ 239.7	$ 294.6
Total assets	**1,010.6**	842.3	757.6	673.2	613.9
Long-term debt	**75.5**	–	–	0.4	0.6
Stockholders' equity	**712.8**	676.6	530.8	501.1	390.7
Other Data:					
Capital expenditures	**$ 28.4**	$ 36.9	$ 30.7	$ 30.7	$ 25.2

(1) *Our results of operations include the effects of business acquisitions made in 2003, 2002, 2001 and 2000 as discussed in Note 4 to the Consolidated Financial Statements included herein. In addition, see Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 1, 2, 6, and 19 to the Consolidated Financial Statements included herein for discussions of significant charges and cumulative effect of changes in accounting principles recorded during 2003, 2002, 2001 and 2000.*

(2) *Includes a $22.1 million compensation charge related to an acquisition for 2000.*

(3) *All options to purchase shares of our common stock were excluded from the calculation of weighted average diluted common shares outstanding for 2001 because the impact was antidilutive given the reported net loss for the period.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements, which are included herein.

Overview

We are a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, chosen from a breadth of services, including technology outsourcing, business process outsourcing, development and integration of systems and applications, and business and technology consulting services.

With this approach, our customers benefit from integrated service offerings that help synchronize their strategy, systems, and infrastructure. As a result, we help our customers achieve their business objectives, whether those objectives are to accelerate growth, streamline operations, or enhance customer service capabilities.

Our customers may contract with us for any one or more of our services, which fall into the following categories:

- *IT Outsourcing Services*—includes multi-year contracts in which we assume operational responsibility for various aspects of our customers' businesses, including application systems, technology infrastructure, and some back office functions. We typically hire a significant portion of the customers' staff that has supported these functions. We then apply our expertise and operating methodologies to increase the efficiency of the operations, which usually results in increased operational quality at a lower cost. Our IT outsourcing contracts are priced using a variety of mechanisms, including level-of-effort, direct costs plus a fee (which may be either a fixed amount or a percentage of direct costs incurred), fixed-price, unit price, and risk/reward. Depending on a customer's business requirements and the pricing structure of the contract, the cash flows from a contract can vary significantly during a contract's term. With fixed-price contracts or when an up-front payment is required to purchase assets, an IT outsourcing contract will typically produce less cash flow at the beginning of the contract with significantly more cash flow generated as efficiencies are realized later in the term. With a cost plus contract, the cash flows tend to be relatively consistent over the term of the contract.
- *Business Process Services*—includes services such as claims processing, revenue cycle management, travel agent commission settlement, and engineering services, which we offer on a stand-alone basis. We classify our Business Process Services in three categories: transaction processing services, back-office services, and professional services related to non-technical functions.
- *Consulting Services*—includes services such as application development and maintenance, system design and implementation services, application systems migration and testing, and management consulting and IT strategy services, which we offer to customers typically on a short-term basis.

We offer our services under three primary lines of business—IT Solutions, Government Services and Consulting. We consider these three lines of business to be reportable segments and include financial information and disclosures about these reportable segments in our consolidated financial statements. You can find this financial information in Note 13, "Segment and Certain Geographic Data," of the Notes to Consolidated Financial Statements below. We routinely evaluate the historical performance of and growth prospects for various areas of our business, including our lines of business, vertical industry groups, and service offerings. Based on a quantitative and qualitative analysis of varying factors, we may increase or decrease the amount of ongoing investment in each of these business areas, make acquisitions that strengthen our market position, or divest, exit, or downsize aspects of a business area. During the past four years, we have used our acquisition program to strengthen our business in the healthcare and consulting markets and expand into the government market. At the same time, we have divested, or exited, certain service offerings and joint ventures that did not meet our criteria for continued investment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Change in Accounting Principle for Revenue Arrangements with Multiple Deliverables

As discussed below in "Critical Accounting Policies" under the heading "Revenue Recognition," we changed our method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customers. Our adoption of EITF 00-21 effective January 1, 2003, resulted in an expense for the cumulative effect of a change in accounting principle of $69.3 million ($43.0 million, net of the applicable income tax benefit), or $0.37 per diluted share. This adjustment resulted primarily from the reversal of unbilled revenues associated with our long-term fixed price contracts that include construction services, as each such contract had been accounted for as a single unit of accounting using the percentage-of-completion method. This adjustment also includes approximately $19.5 million of expense (approximately $12.1 million, net of the applicable income tax benefit), or $0.11 per diluted share, to recognize an estimated loss on a construction service included in a contract that we expected to be profitable in the aggregate over its term and that was accounted for as a single unit of accounting using the percentage-of-completion method.

To illustrate the impact of the adoption of EITF 00-21 on our financial results for 2002 and 2001, we have shown in the table below the pro forma revenue, gross profit, gross margin and net income (loss) as if EITF 00-21 had been applied during the years ended December 31, 2002 and 2001 (amounts in millions):

	Year Ended December 31, 2002			Year Ended December 31, 2001		
	Reported	Impact from EITF 00-21	Pro Forma Amounts	Reported	Impact from EITF 00-21	Pro Forma Amounts
Revenue	$1,332.1	$ (34.4)	$1,297.7	$1,204.7	$ (16.9)	$ 1,187.8
Gross profit	311.3	(45.0)	266.3	255.0	(16.9)	238.1
Gross margin	23.4%		20.5%	21.2%		20.0%
Net income (loss)	78.3	(27.9)	50.4	(2.7)	(10.4)	(13.1)

The impact of EITF 00-21 on the years ended December 31, 2002 and 2001, as reflected above, applied only to the IT Solutions segment and to domestic contracts.

Exiting of a Customer Contract

In 2001, we entered into a long-term fixed-price IT outsourcing contract with a customer, which included various non-construction services and a construction service, which was an application development project. In 2002, we began to expect that the actual cost to complete the application development project would exceed the cost estimate included in the contract with the customer. The contract provided for us to collect most of the excess of the actual cost over the cost estimate in the contract, but we expected the project to generate a loss because we did not expect to collect all of the excess of the actual cost over the cost estimate in the contract.

However, we did not recognize a loss on the contract at that time because we expected that the contract would be profitable in the aggregate over its term. As part of our adoption of EITF 00-21 in the first quarter of 2003, we separated the deliverables in the contract into multiple units of accounting and recognized a net estimated loss on the application development project totaling approximately $19.5 million (approximately $12.1 million, net of the applicable income tax benefit), or $0.11 per diluted share, which was recorded as part of the cumulative effect of a change in accounting principle. If EITF 00-21 had been in effect during 2001 and 2002, the $19.5 million net estimated loss on the application development project would have had the following net impact on revenue, direct cost of services and gross profit for the years ended December 31, 2002 and 2001 (in millions):

	December 31, 2002	December 31, 2001
Revenue	$ (9.8)	$ 0.9
Direct cost of services	10.6	–
Gross profit	$(20.4)	$ 0.9

Management's Discussion and Analysis of Financial Condition and Results of Operations

In the second quarter of 2003, we were unable to reach agreement with the customer on the timing and form of payment for the excess of the actual cost over the cost estimate in the contract. As a result, we exited this contract and recorded an additional $17.7 million of expense in direct cost of services in the second quarter of 2003, which consists of the following:

- The impairment of assets related to this contract totaling $20.7 million, including the impairment of $14.7 million of long-term accrued revenue;
- The accrual of estimated costs to exit this contract of $3.8 million; and
- Partially offsetting the above expenses was the reversal of $6.8 million in accrued liabilities that had been recognized for future losses that we expected to incur to complete the application development project.

We completed the services necessary to transition certain functions back to the client during the fourth quarter of 2003.

Comparison of 2003 to 2002

Revenue

Revenue for 2003 increased by $128.7 million, or 9.7%, to $1,460.8 million from revenue of $1,332.1 million for 2002. As noted above, we adopted EITF 00-21 effective January 1, 2003, which adjusted revenue recognized on existing contracts based on the new criteria of EITF 00-21 regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. The effect from this change in accounting is reflected above in the presentation of pro forma amounts for revenue, gross profit, gross margin and net income (loss) for the years ended December 31, 2002 and 2001.

Revenue for 2003 increased by $163.1 million, or 12.6%, compared to pro forma 2002 revenue of $1,297.7 million. This increase in revenue is due to increases in revenue from the IT Solutions and Government Services segments, partially offset by a decrease in revenue from the Consulting segment.

Revenue from the IT Solutions segment decreased $32.8 million, or 2.7%, to $1,199.4 in 2003 from $1,232.2 million in 2002 and increased $1.6 million, or 0.1%, from pro forma revenue of $1,197.8 million in 2002. This net increase as compared to pro forma revenue for 2002 was primarily attributable to a $66.6 million increase in revenue from contracts signed during 2003, primarily relating to long-term IT outsourcing contracts with customers in the healthcare industry. Partially offsetting this increase were:

- $5.0 million net decrease from existing accounts, short-term offerings, and project work that is provided to customers within our long-term account base. Within our long-term client contracts we typically perform services above our base level of services. Given the discretionary nature of these additional services, the amount of these services that we provide to our customers may fluctuate from period to period depending on many factors, including economic conditions and specific client needs;
- $52.2 million decrease in revenue as a result of exiting certain business relationships and under-performing delivery units during 2002, primarily in the financial services and strategic markets industries. Of this decrease in revenue, $14.6 million related to fees we received in 2002 in connection with the termination of services provided through two joint ventures. One of these joint ventures was with a European telecommunications company and the other was with a European financial institution. Both of these joint ventures were terminated at the convenience of the customers, resulting in the payments to us of $14.6 million in termination fees. The remaining revenue decrease is due primarily to reduced revenue from those two joint ventures as they were terminated in 2002; and
- $7.8 million decrease from UBS to $242.0 million in 2003 from $249.8 million in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue from Government Services increased $166.9 million, or 436.9%, to $205.1 million for 2003 from $38.2 million for 2002. This increase is attributable to the acquisitions of Soza & Company, Ltd. (Soza) in February 2003 and ADI Technology Corporation (ADI) in July 2002.

Revenue from the Consulting segment decreased 8.3% to $56.1 million in 2003 from $61.2 million in 2002 due primarily to the weak demand for custom application solutions and package implementation services.

Domestic revenue grew by 17.2% in 2003 to $1,263.5 million from $1,078.3 million in 2002, and increased as a percent of total revenue to 86.5% from 80.9% in the prior year. Domestic revenue grew by 21.0% in 2003 from pro forma 2002 domestic revenue of $1,043.9 million, and increased as a percent of total revenue to 86.5% from 80.4% of total pro forma 2002 revenue. This increase is primarily the result of new contract signings and acquisitions in 2003 and 2002.

Non-domestic revenue, consisting of European and Asian operations, decreased by 22.3% in 2003 to $197.3 million from $253.8 million in 2002 and decreased to 13.5% of total 2003 revenue from 19.1% of 2002 total revenue and 19.6% of 2002 pro forma revenue. The largest components of European operations are the United Kingdom and Switzerland. In the United Kingdom, revenue for 2003 decreased to $107.4 million from $119.9 million for 2002. In Switzerland, revenue for 2003 decreased to $28.1 million from $34.6 million for 2002. These revenue decreases from 2002 are due primarily to a revenue decline from UBS, as well as a decrease in the number of customers in these countries, including the two joint ventures that were terminated in 2002. Asian operations generated revenue of $25.9 million in 2003 compared to $22.9 million in 2002.

Gross Margin

Gross margin for 2003 was 18.3% of revenue, which is lower than the gross margin for 2002 of 23.4% and the pro forma gross margin for 2002 of 20.5%. The following items are important in understanding the decrease in gross margin as compared to the pro forma gross margin for 2002:

- In 2002, we recorded revenue of $14.6 million and direct cost of services of $0.9 million, resulting in gross profit of $13.7 million, associated with the termination of services provided through two joint ventures;
- In 2002, we received a $3.0 million payment from a customer in bankruptcy reorganization that was previously believed to be unrecoverable;
- As discussed above in "Exiting of a Customer Contract," the pro forma gross profit for 2002 includes a reduction of $20.4 million associated with the adoption of EITF 00-21 for a contract we exited ($9.8 million as a reduction of revenue and $10.6 million as an increase in direct cost of services); and
- As discussed above in "Exiting of a Customer Contract," in the second quarter of 2003, we recorded $17.7 million of expense in direct cost of services associated with the exiting of this contract.

Without the effects of these items, gross margin for 2003 would have decreased to 19.5% of revenue from a gross margin of 20.9% in 2002 (calculated by adjusting the pro forma gross margin of 20.5% for 2002 for the 2002 items discussed above). The year over year decline in gross margin is primarily due to lower up-front profitability on new contracts signed during 2003, lower profitability from short-term consulting activities, an increase in expense for year-end bonuses to be paid to associates, and $5.6 million of expense associated with unfulfilled minimum purchase commitments. In addition, during 2003 we recorded additional expense for associate year-end bonuses as compared to 2002, which reduced gross profit by $6.2 million. These items were partially offset by higher margins from 2003 acquisitions and improvements in long-term commercial account profitability, including an increase in profitability for certain fixed price contracts.

Selling, General and Administrative Expenses

SG&A for 2003 decreased 4.0% to $187.8 million from $195.6 million in 2002. SG&A for 2003 was 12.9% of revenue, which is lower than SG&A for 2002 of 15.1% of pro forma revenue. In our analysis of SG&A for both 2003 and 2002, we identified the following items that are important in understanding this change:

- During 2002, we recorded $11.1 million of expense in SG&A relating to severance and other costs to exit certain activities and $8.7 million of expense associated with our response to investigations of the California energy crisis; and
- During 2003, we recorded a reduction of expense of $7.3 million resulting from revising our estimate of liabilities associated with actions in prior years to streamline our operations, which included a favorable resolution of an employment dispute.

Without the effects of these items, SG&A would have increased by $19.3 million, or 11.0%, to $195.1 million for 2003 from $175.8 million for 2002. As a percentage of revenue, SG&A would have decreased to 13.4% of revenue for 2003 from 13.5% of pro forma revenue for 2002.

Other Statement of Operations Items

Interest income, net, decreased by 33.3% to $2.6 million in 2003 from $3.9 million in 2002 due to a decrease in the average cash balance in 2003 as compared to 2002 and an overall decrease in interest rates.

Equity in earnings (loss) of unconsolidated affiliates, which primarily represents our share of the earnings of HCL Perot Systems B.V. (HPS), an information technology services joint venture based in India, was a $1.9 million loss in 2003 as compared to $4.7 million of earnings in 2002. This change from 2002 is primarily related to expenses associated with resolving the ownership structure of the HPS joint venture, which negatively impacted our equity in HPS 2003 earnings of approximately $9.3 million and related primarily to stock option compensation expense. Included in the $4.7 million of earnings from HPS in 2002 was a charge to write down the goodwill related to an acquisition, which reduced our equity in earnings by approximately $1.6 million, and $1.9 million of expense related to a contingent liability. On December 19, 2003, we acquired HCL Technologies' shares in HPS, and changed the name of HPS to Perot Systems TSI B.V. Because of the late December 2003 closing of this acquisition, the post-acquisition results of operations of Perot Systems TSI were not material to our consolidated results of operations for 2003. As a result, we continued to account for Perot Systems TSI's results of operations using the equity method of accounting through December 31, 2003, and the balance of our investment in TSI at December 31, 2003, was $29.5 million. We consolidated the assets and liabilities of TSI as of December 31, 2003.

Other income (expense), net, was $2.3 million of income in 2003 as compared to $2.1 million of expense in 2002. During 2003, we recorded non-investment interest income of $1.2 million and a $0.9 million gain related to the sale of marketable equity securities. During 2002, we recorded a $1.0 million loss when we divested our equity investment in BillingZone, a start-up joint venture.

Our effective tax rate for income before the cumulative effect of changes in accounting principles for 2003 was 37.0%. Income tax expense for 2003 was reduced by $1.6 million primarily due to the impact of our non-U.S. operations. Without the effect of this item, our effective tax rate for income before the cumulative effect of changes in accounting principles for 2003 would have been 39.0%. Our effective tax rate for 2002 was 35.9%. Income tax expense for 2002 included a $2.7 million benefit from the reduction of a valuation allowance against certain foreign deferred tax assets as well as $1.1 million of other tax benefits. Without the effect of these tax items, our effective tax rate for 2002 would have been 39.0%.

Comparison of 2002 to 2001

Revenue

Revenue for 2002 increased $127.4 million, or 10.6%, to $1,332.1 million from revenue of $1,204.7 million for 2001. As noted above, on January 1, 2003, we adopted EITF 00-21 and changed our method of accounting for revenue from agreements with multiple deliverables for both existing and prospective customer contracts. The effect from this change in accounting is reflected above in the presentation of pro forma amounts for revenue, gross profit, gross margin and net income (loss) for the years ended December 31, 2002 and 2001.

Pro forma revenue for 2002 increased by $109.9 million, or 9.3%, compared to pro forma 2001 revenue of $1,187.8 million. This increase in revenue was due to increases in revenue from the IT Solutions and Government Services segments, partially offset by a decrease in revenue from the Consulting segment.

Revenue from the IT Solutions segment increased 8.1% to $1,232.2 million in 2002 from $1,139.7 million in 2001. Pro forma revenue from the IT Solutions segment increased $75.0 million, or 6.7%, to $1,197.8 million in 2002 from pro forma revenue of $1,122.8 million in 2001. This increase was primarily attributable to:

- $63.1 million in revenue from acquisitions consummated in 2002 and 2001 in the healthcare market;
- $51.8 million in revenue from contracts signed during 2002 with new and existing customers in which the scope of services to be provided was expanded;
- $40.8 million from other existing accounts, primarily in the healthcare industry and primarily related to a full year of revenue in 2002 on a new contract that was signed in the middle of 2001; and
- $14.6 million of revenue in 2002 relating to fees paid in connection with the termination of services provided through two joint ventures. One of these joint ventures was with a European telecommunications company and the other was with a European financial institution. Both of these joint ventures were terminated after the service contracts with these customers were terminated at the convenience of the customers, resulting in the payment to us of $14.6 million in termination fees.

These increases in revenue were partially offset by:

- $54.6 million decrease as a result of exiting certain business relationships and under-performing delivery units and closing geographic project sales efforts in 2001, and
- $40.7 million decrease in revenue from UBS. Revenue from UBS decreased to $249.8 million in 2002 from $290.5 million in 2001 due primarily to lower spending by UBS on infrastructure and discretionary project services as a result of cost savings initiatives implemented by us and UBS.

In July 2002, we acquired ADI Technology Corporation and formed our Government Services segment. Revenue from this segment was $38.2 million for 2002.

Revenue from the Consulting segment decreased 3.2% to $61.2 million in 2002 from $63.2 million in 2001 due to continued weak demand for custom application development services, partially offset by growth in systems integration and package implementation services.

Domestic revenue grew by 21.0% in 2002 to $1,078.3 million from $891.0 million in 2001, and increased as a percent of total revenue to 80.9% from 74.0% in the prior year. Pro forma 2002 domestic revenue grew by 19.4% in 2002 to $1,043.9 million from pro forma 2001 domestic revenue of $874.1 million, and increased as a percent of total pro forma revenue to 80.4% from 73.6% of total 2001 pro forma revenue. This increase is primarily the result of new contract signings and acquisitions in 2002 and 2001.

Non-domestic revenue, consisting of European and Asian operations, decreased by 19.1% in 2002 to $253.8 million from $313.7 million in 2001 and decreased as a percent of total revenue to 19.1% from 26.0% over the same period. Non-domestic revenue for 2002 was 19.6% of pro forma revenue, which is lower than non-domestic revenue for 2001 of 26.4% of pro forma revenue. The largest components of European operations were the United Kingdom and Switzerland. In the United Kingdom, revenue for 2002 decreased to $119.9 million from $152.1 million for 2001. In Switzerland, revenue for 2002 decreased to $34.6 million from $43.7 million for 2001. Asian operations generated revenue of $22.9 million in 2002 compared to $24.7 million in 2001, respectively. These revenue decreases from 2001 are due to a revenue decline from UBS, as well a decrease in the number of customers in these geographic areas.

Gross Margin

Direct costs of services increased in 2002 by 7.5% to $1,020.8 million from $949.7 million in 2001. Gross margin increased to 23.4% of revenue in 2002 as compared to 21.2% of revenue in 2001. Gross margin increased to 20.5% of pro forma revenue in 2002 as compared to 20.0% of pro forma revenue in 2001. In our analysis of our pro forma gross margin percentages for 2002 and 2001, we identified the following items that are important in understanding this change:

- In 2001, we recorded $25.9 million of charges, including $20.9 million relating to the bankruptcy of a customer, ANC Rental Corporation, and $5.0 million from reducing the basis of software and other assets used in service offerings that we exited.
- As discussed above in "Exiting of a Customer Contract," the pro forma gross profit for 2001 includes an additional $0.9 million associated with the adoption of EITF 00-21 for a contract we exited ($0.9 million as additional revenue).
- As discussed above in "Exiting of a Customer Contract," the pro forma gross profit for 2002 includes a reduction of $20.4 million associated with the adoption of EITF 00-21 for a contract we exited ($9.8 million as a reduction of revenue and $10.6 million as an increase in direct cost of services).
- In 2002, we received a $3.0 million payment from ANC that was previously believed to be unrecoverable, and we recorded $13.7 million of gross profit (on $14.6 million of revenue) associated with fees paid in connection with the termination of services provided through two joint ventures that we exited during 2002.

Without the effects of these items, the gross margin for 2002 would have decreased to 20.9% of total revenue from 22.2% of total revenue in 2001. This decrease in gross margin was due primarily to generally lower gross margins on contracts signed since the middle of 2001 and on acquisitions consummated in 2002. Partially offsetting this decline in gross margin was lower expense for associate incentive programs in 2002 consistent with market conditions.

Selling, General and Administrative Expenses

SG&A for 2002 decreased 23.8% to $195.6 million from $256.6 million in 2001. SGA for 2002 was 15.1% of pro forma revenue, which is lower than SG&A for 2001 of 21.6% of pro forma revenue. In our analysis of SG&A for both 2002 and 2001, we identified the following items that are important in understanding this change:

- As discussed in more detail below, in 2001 we recorded $69.7 million in expense relating primarily to severance and facility related costs as a result of realigning our operating structure;
- In 2002, we recorded an additional $11.1 million relating to severance and other costs to exit certain activities as we continued our efforts to streamline our operations; and
- During 2002, we recorded $8.7 million of expense relating to an investigation of our involvement in the California energy market.

Without the effects of these items, SG&A would have decreased by $11.1 million, or 5.9%, to $175.8 million for 2002 from $186.9 million in 2001. As a percentage of pro forma revenue, SG&A would have decreased to 13.5% of pro forma revenue for 2002 from 15.7% of pro forma revenue for 2001. This decrease is primarily due to the elimination of the amortization of goodwill and certain other intangibles, which was $6.5 million in 2001, a temporary decline in selling expense, and our focused efforts to reduce SG&A costs as a percentage of revenue.

Other Statement of Operations Items

Interest income, net, decreased by 56.2% to $3.9 million in 2002 from $8.9 million in 2001 due to a decrease in the average cash balance in 2002 as compared to 2001 and an overall decrease in interest rates.

Equity in earnings of unconsolidated affiliates was $4.7 million in 2002 compared to $8.4 million in 2001. This decrease from 2001 is primarily due to a reduction in our equity in earnings from TSI. Equity in earnings from TSI decreased to $4.7 million in 2002 from $9.2 million in 2001. This decrease was due primarily to a charge to write down the goodwill related to an acquisition, which reduced our equity in earnings by approximately $1.6 million, and $1.9 million of expense related to a contingent liability. In addition, TSI had experienced an overall reduction in their revenue related to the weak demand for custom application development services. In 2001, we recorded $0.7 million of losses associated with BillingZone, a start-up joint venture that we sold in 2002.

Other income (expense), net, was a $2.1 million net expense in 2002 as compared to a $1.9 million net expense in 2001. During 2002, we recorded a $1.0 million loss when we divested our share of BillingZone, and during 2001 we recorded a $0.6 million expense for the impairment of an investment in marketable equity securities.

Our effective tax rate for 2002 was 35.9%. Income tax expense for 2002 included a $2.7 million benefit from the reduction of a valuation allowance against certain foreign deferred tax assets as well as $1.1 million of other tax benefits. Without the effect of these tax items, our effective tax rate for 2002 would have been 39.0%. Our effective tax rate for 2001 was 119.4%. During 2001 we recorded an $11.0 million valuation allowance against certain foreign deferred tax assets due to the significant uncertainty as to the ultimate realization of these deferred tax assets. Without the effect of this $11.0 million charge, our effective tax rate for 2001 would have been 39.5%.

Realigned Operating Structure

During 2001, we realigned our operating structure, resulting in charges totaling $74.7 million, of which $33.7 million was recorded during the first quarter of 2001 and $41.0 million was recorded during the third quarter of 2001. We recorded these charges in the consolidated statements of operations as $5.0 million in direct cost of services and $69.7 million in SG&A, and these charges consist of the following:

- $39.6 million expense related to the elimination of approximately 900 administrative and non-billable positions in all business functions and in all geographic areas of the Company;
- $25.9 million expense for the consolidation and closure of facilities, including those facilities impacted by our realigned operating structure and the consolidation of our Dallas area operations into one facility located in Plano, Texas; and
- $9.2 million expense related to adjustments to reduce the basis of certain facility related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

As mentioned above, during 2002 we recorded an additional $11.1 million relating to severance and other costs to exit certain activities as we continued our efforts to streamline our operations. As a result of these realignment activities, we realized savings that helped to offset profit pressures. During 2003, we recorded a reduction of expense of $7.3 million resulting from revising our estimate of liabilities associated with actions in prior years to streamline our operations.

As a result of these realignment activities, we reduced both our direct cost of services and our SG&A expenses, primarily resulting from reduced salary and facility costs. These expense reductions helped offset profit pressures that we have experienced since 2001. We are unable to determine whether these savings will continue to be realized in the future, as we may decide to increase our spending in SG&A areas as our business or the market environment changes.

Liquidity and Capital Resources

During 2003, cash and cash equivalents decreased 41.9% to $123.8 million from $212.9 million at December 31, 2002.

Net cash provided by operating activities was $102.9 million in 2003 compared to net cash provided by operating activities of $60.1 million in 2002. The following items are important in understanding this change:

- Long-term accrued revenue increased by $7.3 million in 2003 as compared to an increase of $40.5 million in 2002. As discussed above, we adopted EITF 00-21 effective January 1, 2003. This change in our method of accounting for revenue from arrangements with multiple deliverables had the impact of reducing the amount of revenue that we recorded on long-term fixed-price contracts during 2003 as compared to 2002;
- Amounts paid associated with our prior years' realigned operating structure activities in 2003 decreased as compared to 2002 by $11.6 million;
- Year-end bonuses paid to associates in 2003 decreased as compared to 2002 by approximately $9.3 million; and
- Net cash paid for income taxes increased by $1.8 million, with net tax payments of $10.3 million in 2003 compared to net tax payments of $8.5 million in 2002.

Net cash used in investing activities increased to $214.7 million for the year ended December 31, 2003, from $134.0 million for the year ended December 31, 2002. This increase was due primarily to a $90.9 million increase in the amount of net cash paid for acquisitions of businesses.

- During 2002, we paid $97.9 million net cash for acquisitions, including $49.2 million net cash for the acquisition of Claim Services Resource Group, Inc., $37.8 million of net cash for the acquisition of ADI, and $10.0 million as additional consideration related to the acquisition of ARS; and
- During 2003, we paid $188.8 million net cash for acquisitions, including $99.4 million net cash for the acquisition of HPS, $73.8 million net cash for the acquisition of Soza and $10.0 million as additional consideration related to the acquisition of ARS.

Partially offsetting the increase was a reduction in purchases of property, equipment and software in 2003.

For the year ended December 31, 2003, net cash provided by financing activities decreased to $12.0 million from $17.0 million for the year ended December 31, 2002. This decrease is due primarily to a decrease in the amount of cash received upon the exercise of options to purchase Class A Common Stock and Class B Common Stock during 2003 as compared to the prior year. This decrease was partially offset by a decrease in the number of shares of our Class A Common Stock that we repurchased in 2003 as compared to 2002.

We routinely maintain cash balances in certain European and Asian currencies to fund operations in those regions. During 2003, foreign exchange rate fluctuations positively impacted our non-domestic cash balances by $10.7 million, as British pounds, Swiss francs, and Euros all strengthened against the U.S. dollar. Our foreign exchange policy does not call for hedging foreign exchange exposures that are not likely to impact net income or working capital.

As discussed below under "Subsequent Events," on January 20, 2004, we entered into a revolving credit facility with a syndicate of banks that allows us to borrow up to $100.0 million. We anticipate that existing cash and cash equivalents and short-term investments, expected cash flows from operating activities, and the $100.0 million available under the revolving credit facility will provide us sufficient funds to meet our operating needs for the foreseeable future.

Contractual Obligations and Contingent Commitments

The following table sets forth our significant contractual obligations at December 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flows for the periods indicated (in millions):

	2004	2005-2006	2007-2008	Thereafter	Total
Operating leases	$23.5	$31.8	$17.2	$15.9	$ 88.4
Long-term debt	—	—	75.5	—	75.5
Purchase commitments	28.9	6.0	—	—	34.9
Restructuring payments	0.4	0.5	—	—	0.9
Total	$52.8	$38.3	$92.7	$15.9	$199.7

We discuss these contractual obligations in Note 8, "Long-term Debt," Note 14, "Commitments and Contingencies," and Note 19, "Realigned Operating Structure," of Notes to the Consolidated Financial Statements, which are included herein. We also discuss purchase commitments below. Minimum lease payments related to facilities abandoned as part of our prior years' realigned operating structures are included in the operating lease amounts above.

The following table sets forth our significant contingent commitments for the periods indicated (in millions) and represents the maximum principal amount of such commitments:

	2004	2005-2006	2007-2008	Total
Contingent payments for acquisitions	$21.3	$48.6	$1.1	$71.0
Total	$21.3	$48.6	$1.1	$71.0

The contingent payments for significant acquisitions are discussed below and in Note 4, "Acquisitions," of Notes to the Consolidated Financial Statements.

Purchase Commitments

We have agreements with three telecommunication service providers to purchase services from, or sell services on behalf of, these providers at varying annual levels. We are currently satisfying the minimum purchase requirements for two of the vendors. With regard to the third vendor, under the terms and conditions of this agreement, we agreed to purchase or sell services having a gross value of $19.5 million over a four-year commitment period. We entered into discussions with this vendor to restructure the terms of the commitment. Because both parties were unable to agree to change the terms, we have entered into arbitration, which we expect to be resolved in the first half of 2004. In 2003, we recorded expense of $5.6 million associated with this unfulfilled minimum purchase commitment.

In June 2000, we entered into an agreement with an airline to purchase a minimum of $10.0 million of air travel mileage on an annual basis for five years. We have made four of the five annual payments, with the remaining payment to be made in June of 2004.

Other Commitments and Contingencies

As discussed in Note 4, "Acquisitions," we may be required to make additional payments related to three acquisitions, dependent upon these three companies achieving certain financial targets over designated time periods. We may be required to make two additional payments to the sellers of Advanced Receivables Strategy, Inc. (ARS) totaling $20.0 million over the next two years. Up to 50% of each additional payment to the sellers of ARS may be in stock, at our discretion. In addition, we may be required to pay to the sellers of ADI an additional $12.0 million over the next two years, $5.3 million of which may be paid in 2004. At our discretion, we may pay up to 60% of these additional amounts in stock. In addition, we may be required to pay to the sellers of Soza additional payments totaling up to $32.0 million over the next two years, $15.0 million of which may be paid in 2004. At our discretion, we may pay up to 70% of these additional amounts in stock.

As discussed in Note 11, "Termination of Business Relationships," during 2003 we exited an under-performing contract. As a result of the exiting of this contract, we determined that certain contract-related assets were impaired and additional expenses would be incurred related to the exiting of this contract, resulting in a loss of $17.7 million recorded in direct cost of services. This estimated loss represents our current estimate of the loss related to exiting this contract. The amount of actual loss with respect to exiting this contract may exceed our current estimates.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is important to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Critical accounting policies are those that reflect significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements.

Revenue Recognition

We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These services generally fall into one of the following categories:

- *IT outsourcing services*—includes application systems outsourcing, technology infrastructure outsourcing (including mainframe and network support services, maintenance services and helpdesk services), and back office outsourcing. The fees under these arrangements are generally based on the level-of-effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed-price for contracted services, or on a contracted per-unit price of each service delivered. The terms of our outsourcing contracts generally range between five and ten years.
- *Business process services*—includes services such as claims processing, revenue cycle management, travel agent commission settlement, and engineering services. The fees for these services are generally based on time and materials, on a contracted price per unit of service delivered, or on a contracted fixed-price for the contracted level of services. The terms of our business process services contracts generally range from month-to-month to five years.
- *Consulting services*—includes services such as application development and maintenance, system design and implementation services, application systems migration and testing, and management consulting and IT strategy services. The fees for these services are generally based on a contracted level-of-effort, including time and materials contracts and cost plus contracts, and on a contracted fixed-price. The terms of our consulting contracts varies based on the complexity of the services provided and the customers' needs.

Within these three categories of services, our contracts include non-construction-type service deliverables including technology and back office outsourcing, and construction-type service deliverables, such as application development. Revenue for non-construction-type service deliverables is recognized in accordance with Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," when services are rendered; evidence of arrangement exists, usually evidenced by a signed contract; the fee is fixed or determinable; and collectibility is reasonably assured. Specifically, revenue from fixed-fee contracts is recognized on a straight-line basis over the term, regardless of the amounts that can be billed in each period, unless there is a better measure of performance or delivery. Revenue from time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the contract, then we evaluate whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. Revenue from cost plus contracts is recognized as the cost is incurred.

For construction-type services, revenue is recognized in accordance with the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses, and we generally use the cost or hours incurred to date to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.

Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amount of revenues and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

In contracts for both non-construction and construction services, we may bill the customer prior to performing the service, which would require us to record deferred revenue. In other contracts, we may perform the service prior to billing the customer, which would require us to record an unbilled receivable.

Multiple-Element Arrangements

Prior to our adoption of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," effective January 1, 2003 (as discussed below), we accounted for revenue from contracts containing both non-construction and construction services, on a combined basis. For such contracts with both non-construction and construction services, we recognized revenue and profit on all services combined using the percentage-of-completion method in accordance with the provisions of SOP 81-1. As described above, under the percentage-of-completion method, the amount of revenue and profit was determined based on the direct costs incurred to date as compared to the estimate of total expected direct costs at completion.

Adoption of EITF 00-21

On November 21, 2002, the FASB Emerging Issues Task Force reached a consensus on EITF 00-21, regarding when an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. We were required to apply the provisions of EITF 00-21 to all new arrangements with multiple deliverables entered into in fiscal periods beginning after June 15, 2003. Alternatively, we were permitted to apply EITF 00-21 to existing arrangements and record the effect of adoption as the cumulative effect of a change in accounting principle. Effective January 1, 2003, we adopted EITF 00-21 and changed our method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customer contracts.

For those contracts which contain both non-construction and construction services, we first determine whether each service, or deliverable, meets the separation criteria of EITF 00-21. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has stand-alone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a "separate unit of accounting." We allocate the total arrangement consideration to each separate unit of accounting based on the relative fair value of each separate unit of accounting. The amount of arrangement consideration that is allocated to a unit of accounting that has already been delivered is limited to the amount that is not contingent upon the delivery of another separate unit of accounting.

After the arrangement consideration has been allocated to each separate unit of accounting, we apply the appropriate revenue recognition method for each separate unit of accounting as described previously based on the nature of the arrangement. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the appropriate revenue recognition method is applied.

Our adoption of EITF 00-21 effective January 1, 2003, resulted in an expense for the cumulative effect of a change in accounting principle of $69.3 million ($43.0 million, net of the applicable income tax benefit), or $0.37 per diluted share. This adjustment resulted primarily from the reversal of unbilled revenues associated with our long-term fixed price contracts that include construction services, as each such contract had been accounted for as a single unit of accounting using the percentage-of-completion method. This adjustment also includes approximately $19.5 million of expense (approximately $12.1 million, net of the applicable income tax benefit), or $0.11 per diluted share, to recognize an estimated loss on a construction service included in a contract that we expected to be profitable in the aggregate over its term and that was accounted for as a single unit of accounting using the percentage-of-completion method.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During the year ended December 31, 2003, we recognized revenues of approximately $0.9 million, which had been recognized prior to January 1, 2003 and reversed in the cumulative effect of a change in accounting principle upon adoption of EITF 00-21. Our accounting records for the year ended December 31, 2003 were prepared using the separation criteria of EITF 00-21, so for those contracts which contain both non-construction and construction services, only construction service deliverables meeting the separation criteria of EITF 00-21 were subject to our percentage-of-completion accounting controls and procedures. Accordingly, effects of the accounting change for the year ended December 31, 2003 referred to above are estimates based upon the amount unbilled revenue would have been reduced for the affected customer contracts derived from the most recent percentage-of-completion models prepared.

Valuation of Goodwill and Intangibles

Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we could incur. The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. If an event occurs which would cause us to revise the estimates and assumptions we used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Year-end Bonus Plan

One of our various compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance as well as on our overall financial results. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's discretion. As a result, the amount of bonus expense that we may record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

At December 31, 2003, we had deferred tax assets in excess of deferred tax liabilities of $50.7 million. Based upon our estimates of future taxable income and review of available tax planning strategies, we believe that it is more likely than not that only $38.5 million of such net deferred tax assets will be realized, resulting in a valuation allowance at December 31, 2003, of $12.2 million relating primarily to certain foreign jurisdictions. On a quarterly basis, we evaluate the need for and adequacy of this valuation allowance based on the expected realizability of our deferred tax assets and adjust the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We have not provided for U.S. income taxes on the undistributed earnings of our non-U.S. subsidiaries in accordance with the provisions of Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes—Special Area." We intend to either permanently reinvest the earnings outside the U.S. or remit such earnings in a tax-free manner. If we encounter a significant domestic need for liquidity that we cannot fill through borrowings, equity offerings, or other internal or external sources, we may experience unfavorable tax consequences as cash invested outside the U.S. is transferred to the U.S. This adverse consequence would occur if the transfer of cash into the U.S. were subject to income tax without sufficient foreign tax credits available to offset the U.S. tax liability.

Determining the consolidated provision for income taxes involves judgments, estimates, and the application of complex tax regulations. As a global company, we are required to provide for income taxes in each of the jurisdictions where we operate. We are subject to income tax audits by federal, state, and foreign tax authorities. These audits may result in additional tax liabilities. Changes to our recorded income tax liabilities resulting from the resolution of open tax matters are reflected in income tax expense in the period of resolution. Other factors may cause us to revise our estimates of income tax liabilities including the expiration of statutes of limitations, changes in tax regulations, and tax rulings. Changes in estimates of income tax liabilities are reflected in our income tax provision in the period in which the factors resulting in our change in estimate become known to us.

Accounting Standards Issued

Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21

As discussed above under "Revenue Recognition," effective January 1, 2003, we adopted EITF 00-21, which resulted in an expense for the cumulative effect of a change in accounting principle of $69.3 million ($43.0 million, net of the applicable income tax benefit), or $0.37 per diluted share.

Financial Accounting Standards Board Interpretation No. 46

In January 2003, the FASB issued FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which changes the criteria for consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. On October 9, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to variable interest entities created prior to February 1, 2003, which now must be consolidated as of the end of the first interim or annual period ending after December 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of FIN 46, we consolidated this entity beginning on December 31, 2003, which resulted in an increase in assets and long-term debt of $65.2 million and $75.5 million, respectively. In addition, we recorded an expense for the cumulative effect of a change in accounting principle of $10.3 million ($6.4 million, net of the applicable income tax benefit), or $.06 per share (diluted), representing primarily the cumulative depreciation expense on the office buildings and data center facility through December 31, 2003. In 2004, we will begin recording additional depreciation expense of approximately $3.2 million per year relating to these newly consolidated assets. Under the terms of the operating lease with the variable interest entity, our rent expense was an amount equal to the interest expense owed on the long-term debt and was recorded as an operating expense. With our consolidation of this variable interest entity, we will no longer record rent expense for these facilities, but will instead record the interest expense on the newly consolidated long-term debt, which will be included in interest expense in our consolidated statements of operations.

Financial Accounting Standards Board Emerging Issues Task Force Issue No. 01-08

In May 2003, the EITF reached a consensus on EITF No. 01-08, "Determining Whether an Arrangement Contains a Lease," which provides guidance on identifying leases that may be embedded in contracts or other arrangements that sell or purchase products or services. The determination of whether an arrangement contains a lease is based on an evaluation of whether the arrangement conveys the right to use and control specific property or equipment. We enter into long-term integrated IT services and business solutions arrangements that, depending on the terms and conditions of the arrangements, could be subject to EITF 01-08. This consensus is applicable prospectively to arrangements entered into or significantly modified after July 1, 2003. The adoption of this consensus has not had a material impact on our results of operations and financial position for the year ended December 31, 2003. The impact on our future results of operations and financial position depends on the terms and conditions of any contracts entered into or modified after July 1, 2003.

Related Party Transactions

We are providing information technology and energy management services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract was amended during the current year and will expire on April 1, 2006. This contract includes provisions under which we may be penalized if its actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2003, 2002 and 2001, we recorded revenue of $1.4 million, $1.5 million and $1.5 million and direct cost of services of $1.0 million, $1.0 million and $1.0 million, respectively. Prior to entering into this arrangement, the Audit Committee reviewed and approved this contract.

During 2002, we entered into a sublease agreement with Perot Services Company, LLC, which is controlled and owned by Ross Perot, for approximately 23,000 square feet of office space at our Plano, Texas facility. Rent over the term of the lease is approximately $0.4 million per year. The initial lease term is 2 1/2 years with one optional 2-year renewal period. The lease also provides for a $0.1 million allowance to be paid by us for modifications to the leased space. Perot Services will pay all modification costs in excess of the allowance. Prior to entering into this arrangement, the Audit Committee reviewed and approved this contract.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, we enter into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. We generally manage these transactions by ensuring that costs to service these contracts are incurred in the same currency in which revenue is received. By matching revenues and costs to the same currency, we have been able to substantially mitigate foreign currency risk to earnings. We use foreign currency forward contracts or options to hedge exposures arising from these transactions when necessary. We do not foresee changing our foreign currency exposure management strategy. However, we may increase our hedging activities due to the acquisition of the remaining interests in TSI due to increased foreign currency exposures inherent in TSI's business.

During 2003, 13.5% of our revenue was generated outside of the United States. Using sensitivity analysis, a hypothetical 10% increase or decrease in the value of the U.S. dollar against all currencies would change revenue by 1.4%, or $20.5 million. In our opinion, a substantial portion of this fluctuation would be offset by expenses incurred in local currency.

At December 31, 2003, we had approximately $40.1 million of non-U.S. dollar denominated cash and cash equivalents.

Report of Independent Auditors

To the Board of Directors and Stockholders of Perot Systems Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Perot Systems Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements and for variable interest entities during 2003. As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill and other intangible assets during 2002.

PricewaterhouseCoopers LLP

Dallas, Texas
March 10, 2004

Consolidated Balance Sheets

(Dollars and shares in thousands)	As of December 31, 2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 123,770	$212,861
Short-term investments	37,599	–
Accounts receivable, net	208,244	162,367
Prepaid expenses and other	26,101	21,602
Deferred income taxes	26,269	20,813
Total current assets	421,983	417,643
Property, equipment and purchased software, net	142,836	62,543
Goodwill	347,576	211,075
Long-term accrued revenue	8,727	74,489
Other non-current assets	89,475	76,563
Total assets	$ 1,010,597	$842,313
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 27,063	$ 24,452
Deferred revenue	14,576	14,513
Accrued compensation	40,197	13,137
Income taxes payable	27,034	10,212
Accrued and other current liabilities	98,173	93,202
Total current liabilities	207,043	155,516
Long-term debt	75,498	–
Other non-current liabilities	15,277	10,211
Total liabilities	297,818	165,727
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock; par value $.01; authorized 5,000 shares; none issued	–	–
Class A Common Stock; par value $.01; authorized 300,000 shares; issued and outstanding 109,262 and 105,272 shares, respectively	1,093	1,053
Class B Convertible Common Stock; par value $.01; authorized 24,000 shares; issued and outstanding 3,042 and 3,392 shares, respectively	30	34
Additional paid-in capital	421,847	392,821
Retained earnings	288,615	286,109
Other stockholders' equity	(4,174)	(1,409)
Accumulated other comprehensive income (loss)	5,368	(2,022)
Total stockholders' equity	712,779	676,586
Total liabilities and stockholders' equity	$ 1,010,597	$842,313

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(Dollars and shares in thousands, except per share data)	For the years ended December 31, 2003	2002	2001
Revenue	**$1,460,751**	$1,332,145	$1,204,701
Direct cost of services	**1,193,515**	1,020,889	949,708
Gross profit	**267,236**	311,256	254,993
Selling, general and administrative expenses	**187,874**	195,545	256,635
Operating income (loss)	**79,362**	115,711	(1,642)
Interest income, net	**2,604**	3,929	8,860
Equity in earnings (loss) of unconsolidated affiliates	**(1,910)**	4,677	8,379
Other income (expense), net	**2,300**	(2,121)	(1,827)
Income before taxes	**82,356**	122,196	13,770
Provision for income taxes	**30,486**	43,908	16,441
Income (loss) before cumulative effect of changes in accounting principles	**51,870**	78,288	(2,671)
Cumulative effect of changes in accounting principles, net of tax:			
Adoption of EITF 00-21	**(42,959)**	–	–
Adoption of FIN 46	**(6,405)**	–	–
Net income (loss)	**$ 2,506**	$ 78,288	$ (2,671)
Basic earnings (loss) per common share:			
Income (loss) before cumulative effect of changes in accounting principles	**$ 0.47**	$ 0.74	$ (0.03)
Cumulative effect of changes in accounting principles, net of tax	**(0.45)**	–	–
Net income (loss)	**$ 0.02**	$ 0.74	$ (0.03)
Weighted average common shares outstanding	**110,573**	106,309	99,437
Diluted earnings (loss) per common share:			
Income (loss) before cumulative effect of changes in accounting principles	**$ 0.45**	$ 0.68	$ (0.03)
Cumulative effect of changes in accounting principles, net of tax	**(0.43)**	–	–
Net income (loss)	**$ 0.02**	$ 0.68	$ (0.03)
Weighted average diluted common shares outstanding	**115,334**	115,429	99,437
Pro forma amounts assuming the accounting changes had been applied retroactively:			
Net income (loss)	**$ 49,831**	$ 48,360	$ (14,336)
Basic earnings (loss) per common share	**$ 0.45**	$ 0.45	$ (0.14)
Diluted earnings (loss) per common share	**$ 0.43**	$ 0.42	$ (0.14)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars and shares in thousands)	Common Stock Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Other*	Total Stockholders' Equity
	For the years ended December 31, 2003, 2002 and 2001							
Balance at January 1, 2001	98,079	$ 981	$305,320	$210,492	$ (7,388)	$ (5,883)	$ (2,467)	$501,055
Issuance of Class A shares under incentive plans (429 shares, including 119 shares from treasury)	310	3	3,692	–	1,206	–	–	4,901
Exercise of stock options for Class A shares (4,873 shares, including 1,239 shares from treasury)	3,634	36	5,427	–	9,920	–	(68)	15,315
Class A shares repurchased (784 shares)	–	–	–	–	(3,738)	–	–	(3,738)
Tax benefit of stock options exercised	–	–	17,128	–	–	–	–	17,128
Deferred compensation, net of amortization	–	–	(510)	–	–	–	861	351
Net loss	–	–	–	(2,671)	–	–	–	(2,671)
Other comprehensive loss, net of tax								
Unrealized gain on marketable equity securities	–	–	–	–	–	94	–	94
Translation adjustment	–	–	–	–	–	(1,666)	–	(1,666)
Comprehensive loss	–	–	–	–	–	–	–	(4,243)
Balance at December 31, 2001	102,023	$1,020	$331,057	$207,821	$ –	$ (7,455)	$ (1,674)	$530,769
Issuance of Class A shares related to acquisitions	703	7	13,880	–	–	–	–	13,887
Issuance of Class A shares under incentive plans (454 shares, including 132 shares from treasury)	322	4	3,662	–	1,512	–	–	5,178
Exercise of stock options for Class A shares (2,896 shares, including 672 shares from treasury)	2,224	22	7,549	–	5,394	–	–	12,965
Exercise of stock options for Class B shares	3,392	34	12,346	–	–	–	–	12,380
Class A shares repurchased (650 shares)	–	–	–	–	(6,906)	–	–	(6,906)
Tax benefit of stock options exercised	–	–	24,082	–	–	–	–	24,082
Deferred compensation, net, and other	–	–	245	–	–	–	265	510
Net income	–	–	–	78,288	–	–	–	78,288
Other comprehensive income, net of tax								
Unrealized loss on marketable equity securities	–	–	–	–	–	(401)	–	(401)
Translation adjustment	–	–	–	–	–	5,834	–	5,834
Comprehensive income	–	–	–	–	–	–	–	83,721
Balance at December 31, 2002	108,664	$1,087	$392,821	$286,109	$ –	$ (2,022)	$ (1,409)	$676,586
Issuance of Class A shares under incentive plans	**622**	**6**	**5,589**	–	–	–	–	**5,595**
Class A shares repurchased (41 shares)	–	–	–	–	**(44)**	–	–	**(44)**
Exercise of stock options for Class A shares (2,359 shares, including 41 shares from treasury)	**2,318**	**23**	**10,187**	–	**44**	–	–	**10,254**
Exercise of stock options for Class B shares	**700**	**7**	**2,548**	–	–	–	–	**2,555**
Tax benefit of stock options exercised	–	–	**6,789**	–	–	–	–	**6,789**
Deferred compensation, net, and other	–	–	**3,913**	–	–	–	**(2,765)**	**1,148**
Net income	–	–	–	**2,506**	–	–	–	**2,506**
Other comprehensive income, net of tax								
Unrealized gain on marketable equity securities	–	–	–	–	–	**53**	–	**53**
Translation adjustment	–	–	–	–	–	**7,337**	–	**7,337**
Comprehensive income	–	–	–	–	–	–	–	**9,896**
Balance at December 31, 2003	**112,304**	**$1,123**	**$421,847**	**$288,615**	**$ –**	**$ 5,368**	**$ (4,174)**	**$712,779**

** The Other balance as of December 31, 2003, includes $(3,814) of deferred compensation and $(360) of stock transactions pending completion.*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	For the years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	**$ 2,506**	$ 78,288	$ (2,671)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**35,749**	30,625	35,100
Cumulative effect of changes in accounting principles, net of tax	**49,364**	–	–
Impairment of assets related to exiting a contract	**13,910**	–	–
Impairment of long-lived assets	**960**	1,172	19,164
Equity in (earnings) loss of unconsolidated affiliates	**1,910**	(4,677)	(9,171)
Change in deferred income taxes	**11,050**	20,659	2,652
Other	**(7,287)**	4,194	4,117
Changes in assets and liabilities (net of effects from acquisitions of businesses):			
Accounts receivable, net	**10,785**	22,192	24,690
Prepaid expenses	**(1,738)**	3,637	(4,673)
Long-term accrued revenue	**(7,340)**	(40,486)	(23,954)
Other current and non-current assets	**(21,706)**	(18,532)	(7,848)
Accounts payable and accrued liabilities	**(10,081)**	(30,578)	20,932
Deferred revenue	**8,340**	5,484	(10,414)
Accrued compensation	**9,192**	(11,630)	4,352
Income taxes	**9,257**	12,748	30,881
Other current and non-current liabilities	**(1,994)**	(13,045)	11,889
Total adjustments	**100,371**	(18,237)	97,717
Net cash provided by operating activities	**102,877**	60,051	95,046
Cash flows from investing activities:			
Purchases of property, equipment and software	**(28,398)**	(36,923)	(30,710)
Proceeds from sale of marketable equity securities	**1,096**	540	–
Acquisitions of businesses, net of cash acquired of $15,067, $10,328 and $250, respectively	**(188,763)**	(97,862)	(53,225)
Other	**1,326**	239	(233)
Net cash used in investing activities	**(214,739)**	(134,006)	(84,168)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**12,650**	23,572	12,957
Proceeds from issuance of treasury stock	**–**	2,003	2,794
Purchases of treasury stock	**(44)**	(6,906)	(3,738)
Other	**(582)**	(1,680)	(171)
Net cash provided by financing activities	**12,024**	16,989	11,842
Effect of exchange rate changes on cash and cash equivalents	**10,747**	10,649	(3,230)
Net increase (decrease) in cash and cash equivalents	**(89,091)**	(46,317)	19,490
Cash and cash equivalents at beginning of year	**212,861**	259,178	239,688
Cash and cash equivalents at end of year	**$ 123,770**	$ 212,861	$259,178

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(dollars and shares in thousands, except per share amounts)

1. Nature of Operations and Summary of Significant Accounting Policies

Perot Systems Corporation was originally incorporated in the state of Texas in 1988 and on December 18, 1995, we reincorporated in the state of Delaware. We are a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, and these services include technology outsourcing, business process outsourcing, development and integration of systems and applications, and business and technology consulting services. Our significant accounting policies are described below.

Principles of consolidation

Our consolidated financial statements include the accounts of Perot Systems Corporation and all domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated.

Effective December 31, 2003, we adopted the consolidation requirements of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which requires consolidation of variable interest entities if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

Our investments in companies in which we have the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Accordingly, our share of the earnings (losses) of these companies is included in consolidated net income. Investments in unconsolidated companies that are less than 20% owned, where we have no significant influence over operating and financial policies, are carried at cost. We periodically evaluate whether impairment losses must be recorded on each investment by comparing the projection of the undiscounted future operating cash flows to the carrying amount of the investment. If this evaluation indicates that future undiscounted operating cash flows are less than the carrying amount of the investments, the underlying assets are written down by charges to expense so that the carrying amount equals the future discounted cash flows.

As discussed in Note 4, "Acquisitions," prior to December 31, 2003, we accounted for our investment in HCL Perot Systems (HPS) using the equity method. In connection with our acquisition of HCL Technologies' shares in HPS, we consolidated all assets and liabilities of HPS on December 31, 2003, which we renamed Perot Systems TSI B.V. (TSI). As of December 31, 2003, we have no investments in unconsolidated companies.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, impairments of goodwill and long-lived and intangible assets, accrued liabilities, income taxes, restructuring costs, and loss contingencies associated with litigation and disputes. Our estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash equivalents

All highly liquid investments with original maturities of three months or less which are purchased and sold generally as part of our cash management activities are considered to be cash equivalents.

Revenue recognition

We provide services to our customers under contracts which contain various pricing mechanisms and other terms. These services generally fall into one of the following categories:

- *IT outsourcing services* — includes application systems outsourcing, technology infrastructure outsourcing (including mainframe and network support services, maintenance services and helpdesk services), and back office outsourcing. The fees under these arrangements are generally based on the level-of-effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed-price for contracted services, or on a contracted per-unit price of each service delivered. The terms of our outsourcing contracts generally range between five and ten years.
- *Business process services* — includes services such as claims processing, revenue cycle management, travel agent commission settlement, and engineering services. The fees for these services are generally based on time and materials, on a contracted price per unit of service delivered, or on a contracted fixed-price for the contracted level of services. The terms of our business process services contracts generally range from month-to-month to five years.
- *Consulting services* — includes services such as application development and maintenance, system design and implementation services, application systems migration and testing, and management consulting and IT strategy services. The fees for these services are generally based on a contracted level-of-effort, including time and materials contracts and cost plus contracts, and on a contracted fixed-price. The terms of our consulting contracts varies based on the complexity of the services provided and the customers' needs.

Within these three categories of services, our contracts include non-construction-type service deliverables, including technology and back office outsourcing, and construction-type service deliverables, such as application development. Revenue for non-construction-type arrangements is recognized in accordance with Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," when services are rendered; evidence of arrangement exists, usually evidenced by a signed contract; the fee is fixed or determinable; and collectibility is reasonably assured. Specifically, revenue from fixed-fee contracts is recognized on a straight-line basis over the term, regardless of the amounts that can be billed in each period, unless there is a better measure of performance or delivery. Revenue from time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the contract, then we evaluate whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. Revenue from cost plus contracts is recognized as the cost is incurred.

For construction-type services, revenue is recognized in accordance with the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses, and we generally use the cost or hours incurred to date to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.

Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amount of revenues and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

(dollars and shares in thousands, except per share amounts)

In contracts for both non-construction and construction services, we may bill the customer prior to performing the service, which would require us to record deferred revenue. In other contracts, we may perform the service prior to billing the customer, which may require us to record an unbilled receivable.

Multiple-element arrangements

Prior to our adoption of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," effective January 1, 2003 (as discussed below), we accounted for revenue from contracts containing both non-construction and construction services on a combined basis. For such contracts with both non-construction and construction services, we recognized revenue and profit on all services combined using the percentage-of-completion method in accordance with the provisions of SOP 81-1. As described above, under the percentage-of-completion method, the amount of revenue and profit was determined based on the direct costs incurred to date as compared to the estimate of total expected direct costs at completion.

Adoption of EITF 00-21

On November 21, 2002, the FASB Emerging Issues Task Force reached a consensus on EITF 00-21, regarding when an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. We were required to apply the provisions of EITF 00-21 to all new arrangements with multiple deliverables entered into in fiscal periods beginning after June 15, 2003. Alternatively, we were permitted to apply EITF 00-21 to existing arrangements and record the effect of adoption as the cumulative effect of a change in accounting principle. Effective January 1, 2003, we adopted EITF 00-21 and changed our method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customer contracts.

For those contracts which contain both non-construction and construction services, we first determine whether each service, or deliverable, meets the separation criteria of EITF 00-21. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has stand-alone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a "separate unit of accounting." We allocate the total arrangement consideration to each separate unit of accounting based on the relative fair value of each separate unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another separate unit of accounting.

After the arrangement consideration has been allocated to each separate unit of accounting, we apply the appropriate revenue recognition method for each unit of accounting as described previously based on the nature of the services included in each unit of accounting. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the appropriate revenue recognition method is applied.

Our adoption of EITF 00-21 effective January 1, 2003, resulted in an expense for the cumulative effect of a change in accounting principle of $69,288 ($42,959, net of the applicable income tax benefit), or $0.37 per diluted share. This adjustment resulted primarily from the reversal of unbilled revenues associated with our long-term fixed price contracts that include construction services, as each such contract had previously been accounted for as a single unit of accounting using the percentage-of-completion method. This adjustment also includes approximately $19,500 of expense (approximately $12,090, net of the applicable income tax benefit), or $0.11 per diluted share, to recognize an estimated loss on a construction service included in a contract that we expected to be profitable in the aggregate over its term and that was accounted for as a single unit of accounting using the percentage-of-completion method.

During the year ended December 31, 2003, we recognized revenues of approximately $904, which had been recognized prior to January 1, 2003 and reversed in the cumulative effect of a change in accounting principle upon adoption of EITF 00-21. Our accounting records for the year ended December 31, 2003

(dollars and shares in thousands, except per share amounts)

were prepared using the separation criteria of EITF 00-21, so for those contracts which contain both non-construction and construction services, only construction service deliverables meeting the separation criteria of EITF 00-21 were subject to our percentage-of-completion accounting controls and procedures. Accordingly, effects of the accounting change for the year ended December 31, 2003 referred to above are estimates based upon the amount unbilled revenue would have been reduced for the affected customer contracts derived from the most recent percentage-of-completion models prepared.

Year-end bonus plan

One of our various compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance as well as on our overall financial results. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's discretion. As a result, the amount of bonus expense that we may record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Research and development costs

Research and development costs are charged to expense as incurred and were $4,086, $4,799 and $4,125 in 2003, 2002 and 2001, respectively.

Property, equipment and purchased software

As discussed in Note 3, "Property, Equipment and Purchased Software," in connection with our adoption of FIN 46 and our acquisition of TSI, we have recorded land and buildings.

Buildings are stated at cost and are depreciated on a straight-line basis using estimated useful lives of 20 to 30 years. Computer equipment and furniture are stated at cost and are depreciated on a straight-line basis using estimated useful lives of one to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. Purchased software that is utilized either internally or in providing services is capitalized at cost and amortized on a straight-line basis over the lesser of its useful life or the term of the related contract.

Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the consolidated statements of operations. Expenditures for repairs and maintenance are expensed as incurred.

Capitalized software development costs

We capitalize internal software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." This statement specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of all planning, designing, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements. We cease capitalization and begin amortization of internally developed software when the product is made available for general release to customers and thereafter, any maintenance and customer support is charged to expense as incurred. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software of three to five years, but amortization may be accelerated to ensure that the software costs are amortized in a manner consistent with the anticipated timing of product revenue. We continually evaluate the recoverability of capitalized software development costs, which are reported at the lower of unamortized cost or net realizable value.

We also capitalize internal software development costs in accordance with the Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement specifies that computer software development costs for computer software intended for internal use occur in three stages: (1) the preliminary project stage, where costs are expensed as incurred, (2) the application development stage, where costs are capitalized, and (3) the post-implementation or operation stage, where again costs are expensed as incurred. We cease capitalization of developed software for internal use when the software is ready for its intended use and placed in service. We amortize such capitalized costs on a product-by-product basis using a straight-line basis over the estimated useful life of three years.

Deferred contract costs

We defer and subsequently amortize certain set-up costs related to activities that enable the provision of contracted services to customers. Deferred contract costs may include costs incurred during the set-up phase of a customer arrangement relating to data center migration, implementation of certain operational processes, employee transition, and relocation of key personnel. We amortize deferred contract costs on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Useful lives range from three years up to a maximum of the term of the related customer contract. Deferred contract costs of $11,223, net of accumulated amortization, are included on the consolidated balance sheets in other non-current assets as of December 31, 2003. Amortization expense related to deferred contract costs, which are recorded as direct costs of services in the consolidated statements of operations, was $847 for the year ended December 31, 2003. Before 2003, deferred contract costs and related amortization expense were not significant.

Goodwill and other intangibles

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards Board No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain indefinite-lived assets no longer be amortized, but instead be evaluated at least annually for impairment. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from eighteen months to fifteen years.

The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Goodwill is tested for impairment annually in the third quarter or whenever an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. The impairment test is conducted for each reporting unit in which goodwill is recorded by comparing the fair value of the reporting unit with its carrying value. Fair value is determined primarily by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the goodwill of the reporting unit. This implied fair value is then compared with the carrying amount of the goodwill of the reporting unit, and, if it is less, then we would recognize an impairment loss.

(dollars and shares in thousands, except per share amounts)

Impairment of long-lived assets

Long-lived assets and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Our review is based on our projection of the undiscounted future operating cash flows of the underlying assets. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of our current and deferred provisions for U.S. and foreign income taxes.

At December 31, 2003, we had deferred tax assets in excess of deferred tax liabilities of $50,694. Based upon our estimates of future taxable income and review of available tax planning strategies, we believe that it is more likely than not that only $38,543 of such assets will be realized, resulting in a valuation allowance at December 31, 2003, of $12,151 relating primarily to certain foreign jurisdictions. On a quarterly basis, we evaluate the need for and adequacy of this valuation allowance based on the expected realizability of our deferred tax assets and adjust the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We do not provide for U.S. income tax on the undistributed earnings of our non-U.S. subsidiaries as we intend to either permanently reinvest the earnings outside the U.S. or remit such earnings in a tax-free manner. The cumulative amount of undistributed earnings (as calculated for income tax purposes) was approximately $146,691 at December 31, 2003, and $64,045 at December 31, 2002. Such earnings include pre-acquisition earnings of non-U.S. entities acquired through stock purchases and are intended to be invested outside of the U.S. indefinitely. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Determining the consolidated provision for income taxes involves judgments, estimates, and the application of complex tax regulations. As a global company, we are required to provide for income taxes in each of the jurisdictions where we operate. We are subject to income tax audits by federal, state, and foreign tax authorities. These audits may result in additional tax liabilities. Changes to our recorded income tax liabilities resulting from the resolution of open tax matters are reflected in income tax expense in the period of resolution. Other factors may cause us to revise our estimates of income tax liabilities including the expiration of statutes of limitations, changes in tax regulations, and tax rulings. Changes in estimates of income tax liabilities are reflected in our income tax provision in the period in which the factors resulting in our change in estimate become known to us.

Foreign operations

The consolidated balance sheets include foreign assets and liabilities of $121,175 and $82,320, respectively, as of December 31, 2003, and $80,967 and $51,438, respectively, as of December 31, 2002.

Assets and liabilities of subsidiaries located outside the United States are translated into U.S. dollars at current exchange rates as of the respective balance sheet date, and revenue and expenses are translated at average exchange rates during each reporting period. Translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) on the consolidated balance sheets.

We periodically enter into forward contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward contracts generally have maturities that do not exceed one month.

(dollars and shares in thousands, except per share amounts)

The net foreign currency transaction gains (losses) reflected in other income (expense), net, in the consolidated statements of operations, were $434, $123, and ($393) for the years ended December 31, 2003, 2002, and 2001, respectively.

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash equivalents, short-term investments, and accounts receivable. Our cash equivalents consist primarily of short-term money market deposits. We have deposited our cash equivalents and short-term investments with reputable financial institutions, from which we believe the risk of loss to be remote. We have accounts receivable from customers engaged in various industries including banking, insurance, healthcare, manufacturing, telecommunications, travel and energy, as well as government customers in defense, law enforcement, and other governmental agencies, and are not concentrated in any specific geographic region. These specific industries may be affected by economic factors, which may impact accounts receivable. Generally, we do not require collateral from our customers. We do not believe that any single customer, industry or geographic area represents significant credit risk.

No customer accounted for 10% or more of our total accounts receivable (including accounts receivable recorded in both accounts receivable, net, and in long-term accrued revenue) at December 31, 2003. At December 31, 2002, one customer in the healthcare industry accounted for 17% of our total accounts receivable.

Financial instruments

The carrying amounts reflected in our consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt approximate their respective fair value. Fair values are based primarily on current prices for those or similar instruments.

We use derivative financial instruments for the purpose of hedging specific exposures as part of our risk management program and hold all derivatives for purposes other than trading. To date, our use of such instruments has been limited to foreign currency forward contracts. We do not currently utilize hedge accounting with regard to these derivatives and record all gains and losses associated with such derivatives in the earnings of the appropriate period. In compliance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities," we record the net fair value of the derivatives in accounts receivable, net, on the consolidated balance sheets.

We account for our short-term investments in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." We determine the appropriate classification of short-term investments at the time of purchase and re-evaluate such designation at each balance sheet date. All of our short-term investments have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of taxes, reported as a component of accumulated other comprehensive loss on the consolidated balance sheets. Realized gains and losses are recorded based on the specific identification method. As of December 31, 2003 all of our short-term investments of $37,599 were classified as available-for-sale. These investments were acquired in the purchase of TSI.

Treasury stock

Treasury stock transactions are accounted for under the cost method. Repurchased treasury stock will be utilized for employee stock plans, acquisitions, and other uses. At December 31, 2003 and 2002, we had no shares in treasury, and at December 31, 2001, we had 154 shares in treasury at no cost.

Stock-based compensation

As permitted by FAS 123, "Accounting for Stock-Based Compensation," and FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our employee stock options. Under APB 25, compensation expense is recorded when the exercise price of employee stock options is less than the fair value of the underlying stock on the date

(dollars and shares in thousands, except per share amounts)

of grant. We have implemented the disclosure-only provisions of FAS 123 and FAS 148. Had we elected to adopt the expense recognition provisions of FAS 123, the impact on net income (loss) and earnings (loss) per share would have been as follows:

	2003	2002	2001
Net income (loss)			
As reported	**$ 2,506**	$ 78,288	$ (2,671)
Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects	**817**	–	176
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	**(16,922)**	(14, 897)	(11,876)
Pro forma	**$(13,599)**	$ 63,391	$(14,371)
Basic earnings (loss) per common share			
As reported	**$ 0.02**	$ 0.74	$ (0.03)
Pro forma	**$ (0.12)**	$ 0.60	$ (0.14)
Diluted earnings (loss) per common share			
As reported	**$ 0.02**	$ 0.68	$ (0.03)
Pro forma	**$ (0.12)**	$ 0.58	$ (0.14)

Except for a limited number, all options that we granted in 2003, 2002 and 2001 were granted at the per share fair market value on the grant date. Vesting of options differs based on the terms of each option. Typically, options either vest ratably over the vesting period, vest at the end of the vesting period, or vest based on the attainment of various criteria. Prior to our initial public offering, the fair value of each option grant was estimated on the grant date using the Minimum Value Stock option pricing model. Subsequent to this date, we utilized the Black-Scholes option pricing model. The assumptions used for each period are as follows:

	2003	2002	2001
Weighted average risk free interest rates	**2.4%**	2.8%	4.5%
Weighted average life (in years)	**3.5**	3.2	5.1
Volatility	**53%**	58%	55%
Expected dividend yield	**0%**	0%	0%
Weighted average grant-date fair value per share of options granted	**$4.90**	$5.25	$7.67

With the exception of grants with cliff vesting and acceleration features, the expected life of each grant was generally estimated to be a period equal to one half of the vesting period, plus one year, for all periods presented. The expected life for cliff vesting grants was equal to the vesting period, and the expected life for grants with acceleration features was estimated to be equal to the midpoint of the vesting period.

Reclassifications

Certain of the amounts in the accompanying financial statements have been reclassified to conform to the current year presentation. These reclassifications had no material effect on our consolidated financial statements.

Accounting standards issued

Emerging Issues Task Force Issue No. 00-21

As discussed above in Note 1 in "Revenue Recognition," effective January 1, 2003, we adopted EITF 00-21, which resulted in an expense for the cumulative effect of a change in accounting principle of $69,288 ($42,959, net of the applicable income tax benefit), or $0.37 per diluted share.

Notes to Consolidated Financial Statements
(dollars and shares in thousands, except per share amounts)

Financial Accounting Standards Board Interpretation No. 46

In January 2003, the FASB issued FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which changes the criteria for consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply as of the end of the first interim or annual period ending after December 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of FIN 46, we consolidated this entity beginning on December 31, 2003, which resulted in an increase in assets and long-term debt of $65,168 and $75,498, respectively. In addition, we recorded an expense for the cumulative effect of a change in accounting principle of $10,330 ($6,405, net of the applicable income tax benefit), or $.06 per share (diluted), representing primarily the cumulative depreciation expense on the office buildings and data center facility through December 31, 2003. In 2004, we will begin recording additional depreciation expense of approximately $3,160 per year relating to these newly consolidated assets. Under the terms of the operating lease with the variable interest entity, our rent expense was an amount equal to the interest expense owed on the long-term debt and was recorded as an operating expense. With our consolidation of this variable interest entity, we will no longer record rent expense for these facilities, but will instead record the interest expense on the newly consolidated long-term debt, which will be included in interest expense in our consolidated statements of operations.

Financial Accounting Standards Board Emerging Issues Task Force Issue No. 01-08

In May 2003, the EITF reached a consensus on EITF No. 01-08, "Determining Whether an Arrangement Contains a Lease," which provides guidance on identifying leases that may be embedded in contracts or other arrangements that sell or purchase products or services. The determination of whether an arrangement contains a lease is based on an evaluation of whether the arrangement conveys the right to use and control specific property or equipment. We enter into long-term integrated IT services and business solutions arrangements that, depending on the terms and conditions of the arrangements, could be subject to EITF 01-08. This consensus is applicable prospectively to arrangements entered into or significantly modified after July 1, 2003. The adoption of this consensus has not had a material impact on our results of operations and financial position for the year ended December 31, 2003. The impact on our future results of operations and financial position depends on the terms and conditions of any contracts entered into or modified after July 1, 2003.

2. Accounts Receivable

Accounts receivable consists of the following as of December 31:

	2003	2002
Amounts billed	**$128,259**	$111,357
Amounts to be invoiced	**62,798**	45,964
Recoverable costs and profits	**9,741**	4,893
Other	**12,077**	13,702
Allowance for doubtful accounts	**(4,631)**	(13,549)
	$208,244	$162,367

With regard to amounts billed, allowances for doubtful accounts are provided based on specific identification where less than full recovery of accounts receivable is expected. Amounts to be invoiced represent revenue contractually earned for services performed that are invoiced to the customer in the following month. Recoverable costs and profits represent amounts recognized as revenue that have not

(dollars and shares in thousands, except per share amounts)

yet been billed in accordance with the contract terms but are anticipated to be billed within one year. Other accounts receivable primarily represents amounts to be reimbursed by customers for the purchase of third party products and services that are not recorded as direct cost of services. Included in allowance for doubtful accounts at December 31, 2002, is an allowance of $8,717 related to the pre-petition receivables from ANC Rental Corporation, which was charged to expense primarily in 2001 when ANC filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in November of 2001.

3. Property, Equipment and Purchased Software

Property, equipment and purchased software consist of the following as of December 31:

	2003	2002
Owned assets:		
Land and buildings	**$ 81,439**	$ –
Computer equipment	**56,202**	52,008
Furniture and equipment	**45,307**	26,778
Leasehold improvements	**25,733**	21,998
Automobiles	**151**	–
	208,832	100,784
Less accumulated depreciation and amortization	**(87,196)**	(64,095)
	121,636	36,689
Assets under capital lease:		
Computer equipment	**117**	467
Furniture and equipment	**–**	90
	117	557
Less accumulated depreciation and amortization	**(49)**	(248)
	68	309
Purchased software	**49,950**	49,259
Less accumulated amortization	**(28,818)**	(23,714)
	21,132	25,545
Total property, equipment and purchased software, net	**$142,836**	$ 62,543

Depreciation and amortization expense for property, equipment and purchased software was $28,702, $28,394 and $26,056 for the years ended December 31, 2003, 2002 and 2001, respectively.

As discussed in Note 1 in "Accounting Standards Issued," in connection with our adoption of FIN 46, we consolidated the variable interest entity from which we were leasing the use of land and office buildings in Plano, Texas on December 31, 2003. As a result, we increased land and buildings and furniture and equipment by $63,959 and $9,399, respectively, as well as accumulated depreciation on the assets of $8,630.

In addition, as discussed in Note 4, on December 19, 2003, we acquired HCL Technologies' shares in HPS. As a result, we increased our land and buildings and furniture and equipment by $16,835 and $4,284, respectively.

4. Acquisitions

Perot Systems TSI B.V.

In 1996, we entered into a joint venture with HCL Technologies whereby we each owned 50% of HCL Perot Systems B.V. (HPS), an information technology services company based in India. On December 19, 2003, we acquired HCL Technologies' shares in HPS, and changed the name of HPS to Perot Systems TSI B.V. (TSI). This transaction was accounted for as a step acquisition under the purchase method of accounting. TSI is an IT services firm specializing in business transformation and application outsourcing.

(dollars and shares in thousands, except per share amounts)

TSI currently serves customers in the United Kingdom, Singapore, Switzerland, Luxembourg, Germany, India, Thailand, Malaysia, Japan, Australia and the United States. As a result of the acquisition, we expanded the geographical areas in which we provide services and broadened our customer base in our application development service offering.

Because of the late December 2003 closing of this acquisition, the post-acquisition results of operations of TSI were not material to our consolidated results of operations for 2003. Therefore, to simplify the process of consolidating TSI, we continued to account for TSI's results of operations using the equity method of accounting through December 31, 2003. The balance of our investment in TSI immediately prior to their consolidation was $29,495.

The additional cash consideration paid for HCL Technologies' interest in TSI was $99,372 (including acquisition costs and net of $12,143 of cash acquired). As of December 31, 2003, we consolidated the assets and liabilities of TSI. Accordingly, the TSI assets acquired and liabilities assumed are included in our consolidated balance sheets at December 31, 2003, and our equity interest in their operating results for 2003 is included in equity in earnings (loss) of unconsolidated affiliates in our consolidated statements of operations.

The allocation of TSI purchase consideration to the assets and liabilities acquired, including goodwill, as well as the allocation of goodwill to our reportable segments, has not been completed and is primarily due to the pending completion of tangible and intangible asset appraisals. Therefore, as of December 31, 2003, the estimated excess purchase price over net assets acquired of $72,359 was recorded as goodwill on the consolidated balance sheets, was assigned to the Consulting segment and is not deductible for tax purposes. Actual adjustments to the allocation, which will involve adjusting the fair value of the net assets acquired from HCL Technologies at the acquisition date, will be based on final appraisals and other analyses of fair values, which are expected to be completed during the first half of 2004.

The following table summarizes the preliminary values assigned to the TSI assets acquired and liabilities assumed and the reversal of our historical investment balance.

	As of December 31, 2003
Current assets	$ 84,268
Property, equipment and purchased software, net	21,603
Goodwill (estimated)	72,359
Other non-current assets	1,958
	180,188
Current liabilities	(39,077)
Other non-current liabilities	(101)
Reversal of our investment balance	(29,495)
Purchase consideration	$111,515

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the years presented. Because our asset appraisals are not complete, we have not yet allocated any consideration to identifiable intangible assets. Therefore, the pro forma amounts do not include any amortization expense for identifiable intangible assets that were acquired.

	2003	2002
	(Unaudited)	
Revenue	$1,539,970	$1,393,195
Income before taxes	90,497	134,278
Net income (loss)	(129)	84,742
Basic earnings (loss) per common share	–	0.80
Diluted earnings (loss) per common share	–	0.73

(dollars and shares in thousands, except per share amounts)

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2003 or 2002, nor are they indicative of future operations of the combined companies under our ownership and management.

Soza & Company, Ltd.

On February 20, 2003, we acquired all of the outstanding shares of Soza & Company, Ltd., a professional services company that provides information technology, management consulting, financial services and environmental services primarily to public sector customers. As a result of the acquisition, we increased our customer base and service offerings in the Government Services segment.

Total consideration included $73,765 in cash (net of $2,897 of cash acquired), $5,000 of which is being held in an escrow account for up to two years, and may include additional payments totaling up to $32,000 in cash or stock over the next two years, of which up to $15,000 may be paid in 2004. The possible future payments are contingent upon Soza achieving certain financial targets over the same period, and at our discretion, up to 70% of these payments may be settled in our Class A Common Stock. The results of operations of Soza and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The excess purchase price over net assets acquired of $54,115 was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment and is not deductible for tax purposes. Additional payments made in the future will be recorded as additional goodwill in the Government Services segment.

The following table summarizes the estimated fair values of the Soza assets acquired and liabilities assumed at the date of acquisition.

	As of February 20, 2003
Current assets	$ 31,960
Property, equipment and purchased software, net	1,833
Goodwill	54,115
Identifiable intangible assets	12,200
Other non-current assets	3,187
	103,295
Current liabilities	(21,597)
Other non-current liabilities	(5,036)
Purchase consideration	$ 76,662

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the years presented:

	2003	2002
	(Unaudited)	
Revenue	**$1,482,857**	$1,468,171
Income before taxes	**83,119**	130,239
Net income	**3,035**	83,275
Basic earnings per common share	**0.03**	0.78
Diluted earnings per common share	**0.03**	0.72

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2003 or 2002, nor are they indicative of future operations of the combined companies under our ownership and management.

(dollars and shares in thousands, except per share amounts)

Claim Services Resource Group, Inc.

On January 1, 2002, we acquired all of the outstanding shares of Claim Services Resource Group, Inc., a company that provides claims processing and related services to health insurance and managed care customers in the healthcare industry. As a result of the acquisition, we expanded our business process capabilities available to our customers. Total consideration included $49,151 in cash (net of $10,328 of cash acquired) and $3,131 in the form of 154 shares of our Class A Common Stock and was based on the estimated enterprise value of the acquired corporation. The results of operations of CSRG and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The excess of the purchase price over the net assets acquired of $52,110 was recorded as goodwill on the consolidated balance sheets, was assigned to the IT Solutions segment, and is not deductible for tax purposes.

The following table summarizes the estimated fair values of the CSRG assets acquired and liabilities assumed at the date of acquisition.

	As of January 1, 2002
Current assets	$ 16,692
Property, equipment and purchased software, net	2,450
Goodwill	52,110
Identifiable intangible assets	2,906
Other non-current assets	83
	74,241
Current liabilities	(10,224)
Other non-current liabilities	(1,407)
Purchase consideration	$ 62,610

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of 2001:

	2001
	(Unaudited)
Revenue	$ 1,261,694
Income before taxes	10,387
Net income (loss)	(5,387)
Basic earnings (loss) per common share	(0.05)
Diluted earnings (loss) per common share	(0.05)

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2001, nor are they indicative of future operations of the combined companies under our ownership and management.

ADI Technology Corporation

On July 1, 2002, we acquired all of the outstanding shares of ADI Technology Corporation, a professional services company that provides technical, information, and management disciplines to the Department of Defense, law enforcement agencies, and other governmental agencies. As a result of the acquisition, we expanded into a Government Services segment.

The purchase price includes $38,672 in cash ($4,186 of which is being held in escrow during a purchase price adjustment period) and may include additional payments totaling up to $12,000 in cash or stock over the next two years, of which up to $5,300 may be paid in 2004. The possible future payments are contingent on ADI achieving certain financial targets over the same period, and at our discretion, up to 60% of these payments may be settled in our Class A Common Stock. The results of operations of ADI

(dollars and shares in thousands, except per share amounts)

and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The allocation of the excess of the purchase price over the net assets acquired is pending completion of a purchase price adjustment period; however, the estimated excess purchase price of $26,914 was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment, and is not deductible for tax purposes. Additional payments made in the future will be recorded as additional goodwill in the Government Services segment.

The following table summarizes the estimated fair values of the ADI assets acquired and liabilities assumed at the date of acquisition.

	As of July 1, 2002
Current assets	$ 17,549
Property, equipment and purchased software, net	2,478
Goodwill	26,914
Identifiable intangible assets	2,393
	49,334
Current liabilities	(10,390)
Other non-current liabilities	(272)
Purchase consideration	$ 38,672

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the years presented:

	2002	2001
	(Unaudited)	
Revenue	$1,368,597	$1,271,812
Income before taxes	123,998	15,602
Net income (loss)	79,462	(1,000)
Basic earnings (loss) per common share	0.75	(0.01)
Diluted earnings (loss) per common share	0.69	(0.01)

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2002 or 2001, nor are they indicative of future operations of the combined companies under our ownership and management.

Advanced Receivables Strategy, Inc.

During 2001, we acquired substantially all of the assets of Advanced Receivables Strategy, Inc., a corporation that provides on-site accelerated revenue recovery, consulting and outsourcing services to the healthcare industry. As a result of the acquisition, we expanded our business process capabilities available to our customers. The purchase price consisted of cash payments of $52,225 (net of $250 in cash acquired) in 2001 and additional consideration of $10,000 in cash and $10,756 in 549 shares of our Class A Common Stock in 2002 and $10,000 in cash in 2003. The additional payments are recorded as additional goodwill in the IT Solutions segment. In addition, we may make additional payments totaling up to $20,000 in cash or stock over the next two years. The possible future payments are contingent on ARS achieving certain financial targets over the same period, and at our discretion, up to 50% of these payments may be settled in our Class A Common Stock. The results of operations of ARS and the estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements beginning on the acquisition date. The excess of the purchase price over the net assets acquired in the amount of $68,940 was recorded as goodwill on the consolidated balance sheets, was assigned to the IT Solutions segment, and is deductible for tax purposes. Additional payments made in the future will be recorded as additional goodwill in the IT Solutions segment.

(dollars and shares in thousands, except per share amounts)

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of 2001:

	2001
	(Unaudited)
Revenue	$ 1,246,587
Income before taxes	20,343
Net income	1,404
Basic earnings per common share	0.01
Diluted earnings per common share	0.01

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2001, nor are they indicative of future operations of the combined companies under our ownership and management.

Other acquisitions

Additionally, during the years ended December 31, 2003, 2002 and 2001, we purchased other businesses that individually and in the aggregate were not material to our consolidated results of operations, financial position or cash flows in the year acquired.

5. Goodwill and Other Intangible Assets

Effective July 1, 2001, we adopted certain provisions of FAS 141, "Business Combinations," and effective January 1, 2002, we adopted the full provisions of FAS 141 and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets other than goodwill. We evaluated our goodwill and intangibles acquired prior to June 30, 2001, using the criteria of FAS 141, which resulted in $4,665 (net of related deferred tax liability) of assembled workforce intangibles being reclassified into goodwill at January 1, 2002. FAS 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. This testing requires the comparison of carrying values to fair value and, when appropriate, requires the reduction of the carrying value of impaired assets to their fair value.

We have performed the transitional impairment test required upon adoption of FAS 142, as well as the annual impairment tests since adoption. In our tests, we determined that there has been no impairment of the carrying value of goodwill.

The following tables provide comparative net income (loss) and earnings (loss) per common share had the non-amortization provision of FAS 142 been adopted at the beginning of 2001:

	2001
Net income (loss)	$(2,671)
Adjustments:	
Assembled workforce amortization net of tax benefit of $376	614
Goodwill amortization, net of tax benefit of $1,683	3,802
Adjusted net income	$ 1,745
Basic earnings (loss) per common share:	
Reported basic earnings (loss) per common share	$ (0.03)
Adjusted basic earnings per common share	$ 0.02
Diluted earnings (loss) per common share:	
Reported diluted earnings (loss) per common share	$ (0.03)
Adjusted diluted earnings per common share	$ 0.02

(dollars and shares in thousands, except per share amounts)

The changes in the carrying amount of goodwill for the year ended December 31, 2003, by reporting segment are as follows:

	IT Solutions	Government Services	Consulting	Total
Balance as of December 31, 2002	$112,805	$26,899	$ 71,371	$211,075
Additional goodwill for ADI acquisition	–	15	–	15
Additional goodwill for ARS acquisition	10,000	–	–	10,000
Goodwill resulting from Soza acquisition	–	54,115	–	54,115
Estimated goodwill resulting from TSI acquisition	–	–	72,359	72,359
Other	12	–	–	12
Balance as of December 31, 2003	**$122,817**	**$81,029**	**$143,730**	**$347,576**

Identifiable intangible assets as of December 31, 2003, are recorded in other non-current assets in the consolidated balance sheets and are composed of:

	Gross Carrying Value	Accumulated Amortization	Net Book Value
Service marks	$ 5,552	$(2,879)	$ 2,673
Customer based assets	15,949	(3,220)	12,729
Other intangible assets	3,852	(1,306)	2,546
Balance at December 31, 2003	**$25,353**	**$(7,405)**	**$17,948**

Total amortization expense for identifiable intangible assets was $3,892, $2,305 and $1,024 for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense is estimated at $4,224, $4,073, $3,482, $2,657 and $2,233 for the years ended December 31, 2004 through 2008, respectively. These estimates exclude any additional amortization expense for intangible assets that we may record related to the acquisition of TSI, upon completion of the appraisal of TSI's intangible assets. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 24 months to 15 years. The weighted average useful life is approximately six years.

6. Other Non-Current Assets

Long-term accrued revenue

Long-term accrued revenue was $8,727 and $74,489 at December 31, 2003 and 2002, respectively. At December 31, 2002, these amounts represented revenue earned under long-term service contracts, recognized primarily under the percentage-of-completion method of accounting. As discussed in Note 1 under "Revenue Recognition," effective January 1, 2003, we adopted EITF 00-21, which resulted in the reversal of amounts previously recognized as revenue and recorded as long-term accrued revenue in the amount of $58,746. At December 31, 2003, the balance in long-term accrued revenue represents primarily the excess of revenue earned under long-term service contracts that is recognized on a straight-line basis over the amounts that can currently be billed to the customer. These revenues will be billed in the future as specified in the terms of the related contracts.

Investments in and advances to unconsolidated affiliates

As discussed in Note 4, we acquired HCL Technologies' interest in HPS on December 19, 2003, and recently renamed this company Perot Systems TSI B.V. (TSI). Prior to the acquisition and for results of operations through December 31, 2003, we accounted for our ownership in TSI using the equity method of accounting.

Our equity in earnings (loss) of TSI was a $1,910 loss in 2003 as compared to $4,677 of earnings in 2002. This change from 2002 is primarily related to expenses associated with resolving the ownership structure of the HPS joint venture, which negatively impacted our equity in HPS earnings of approximately $9,278

(dollars and shares in thousands, except per share amounts)

and related primarily to stock option compensation expense. Included in the $4,677 of earnings from HPS in 2002 was a charge to write down the goodwill related to an acquisition and an expense related to a contingent liability. Our investment in TSI at December 31, 2002, was $31,405, and our investment in TSI immediately prior to consolidating TSI on December 31, 2003, was $29,495. TSI provided us subcontractor services totaling $31,262, $26,267 and $20,649 for the years ended December 31, 2003, 2002 and 2001, respectively.

In July 2000, we entered into a joint venture in which we owned 50% of BillingZone, LLC, which provides business-to-business electronic bill presentment and payment services. During 2001, we recorded a loss of $791, which was included in equity in earnings (loss) of unconsolidated affiliates in the consolidated statements of operations. In the fourth quarter of 2002, we divested our share of BillingZone, resulting in a $963 loss, which is recorded in other income (expense), net in the consolidated statements of operations.

No dividends or distributions were received from investments in unconsolidated affiliates in 2003. The amount of cumulative undistributed earnings from investments in unconsolidated affiliates recorded in retained earnings was $143,856, $30,948 and $26,271 for 2003, 2002 and 2001, respectively.

Software royalty and contract rights

In August 2000, we committed with ANC to enter into an agreement to extend the term of ANC's original services contract and to reduce our royalty obligations to them. As part of the agreement, which was executed in October 2000, we paid ANC $25,000. Utilizing the guidance in APB 17, "Intangible Assets," we allocated $10,100 to contract rights and the remaining $14,900 to a software royalty intangible asset.

At December 31, 2000, we reviewed these assets for impairment and determined that the value assigned to the software royalty intangible asset of $14,900 was impaired. As a result, the entire amount was charged to selling, general and administrative expenses (SG&A) in the consolidated statements of operations.

The net book value of the contract rights of $10,100 was being amortized to revenue over the seven-year contract extension. In November 2001, ANC filed for bankruptcy protection. At that time, we determined that the contract rights were impaired. Accordingly, the unamortized balance of $8,477 was charged to direct costs of services in the consolidated statements of operations for the year ended December 31, 2001.

7. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following as of December 31:

	2003	2002
Operating expenses	**$80,939**	$75,956
Taxes other than income	**6,298**	7,304
Contract-related and other	**10,936**	9,942
	$98,173	$93,202

Operating expenses

Accrued liabilities for operating expenses included $1,808 and $15,864 at December 31, 2003 and 2002, respectively, related to the current portion of the remaining liabilities associated with our realigned operating structure as discussed in Note 19. The increase in accrued liabilities for operating expenses during the year was primarily due to acquisitions. At December 31, 2003, accrued liabilities for operating expenses included $9,104 for TSI and $7,577 for Soza.

Contract-related and other

Contract-related and other accrued liabilities includes liabilities recorded for both corporate and contract-related needs and primarily includes estimated costs to satisfy contractual requirements. We continually monitor contract performance in light of customer expectations, the complexity of work, project plans, delivery schedules and other relevant factors. Provisions for estimated losses, if any, are made in the period in which the loss first becomes probable and reasonably estimable.

(dollars and shares in thousands, except per share amounts)

8. Long-Term Debt

In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of FIN 46, we began consolidating this entity beginning on December 31, 2003. Upon consolidation, we recorded the long-term debt between the variable interest entity and the financial institutions (the lenders), of $75,498, as our long-term debt. We accounted for the adoption of FIN 46 as the cumulative effect of a change in accounting principle, and we did not restate any previously issued financial statements. The long-term debt bears interest at LIBOR plus 100 basis points for 97% of the outstanding balance while the remaining 3% is charged interest at LIBOR plus 225 basis points (the blended interest rate for the agreement at December 31, 2003 was 2.16%). The agreement matures in June 2005 with one optional two-year extension, which we plan to use. The agreement requires only interest payments until the end of the term, at which point all outstanding principal becomes due.

This agreement is collateralized by land and building of our headquarters in Plano, Texas. At the end of the term, we are required to either renew the long-term debt, purchase the property for the outstanding debt balance, or arrange for the sale of the property to a third party, with us guaranteeing to the lenders proceeds on such sale of 100% of the original fair value of the land plus 83% of the original fair value of the buildings and any additional improvements. This agreement also includes the following financial covenants: the ratio of our funded debt to our earnings before interest, taxes, depreciation, and amortization may not exceed 1.75 to 1.00; the ratio of our earnings before interest and taxes to interest expense may not fall below 6.00 to 1.00; the ratio of our funded debt to net worth plus funded debt may not exceed 45%; and the ratio of our current assets to our current liabilities may not fall below 1.25 to 1.00.

Should we violate any covenants the lenders could exercise an acceleration clause in the agreement and cause the remaining principal to be payable immediately. As of December 31, 2003, we were not in violation of any covenants.

9. Common and Preferred Stock

Class A Common Stock

On February 2, 1999, we completed an initial public offering of 7,475 shares of Class A Common Stock at an initial public offering price of $16.00 per share, which resulted in net proceeds of $108,126.

Class B Convertible Common Stock

The Class B shares were authorized in conjunction with the provisions of the original service agreements with Swiss Bank Corporation, one of the predecessors of UBS AG, which were signed in January 1996. Class B shares are non-voting and convertible, but otherwise are equivalent to the Class A shares.

Under the terms and conditions of the UBS agreements, each Class B share shall be converted, at the option of the holder, on a share-for-share basis, into a fully paid and non-assessable Class A share upon sale of the share to a third-party purchaser under one of the following circumstances: 1) in a widely dispersed offering of the Class A shares; 2) to a purchaser of Class A shares who prior to the sale holds a majority of our stock; 3) to a purchaser who after the sale holds less than 2% of our stock; 4) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or 5) any sale approved by the Federal Reserve Board of the United States.

During 1997, we concluded the renegotiation of the terms of our strategic alliance with UBS. Under these terms and conditions we sold to UBS 100 shares of our Class B stock at a purchase price of $3.65 per share. These Class B shares are subject to certain transferability and holding-period restrictions, which lapse over a defined vesting period. These shares vest ratably over the ten-year term of the agreement on a monthly basis.

Upon termination of the IT Services Agreement, we have the right to buy back any previously acquired unvested shares of our Class B Common Stock for the original purchase price of $3.65 per share. Additionally, as discussed in Note 10, options were issued to UBS under this agreement.

(dollars and shares in thousands, except per share amounts)

Pursuant to the Bank Holding Company Act of 1956 and subsequent regulations and interpretations by the Federal Reserve Board, UBS's holdings in terms of shares of our Class B Common Stock may not exceed 10% of the total of all classes of our common stock. Similarly, the total consideration paid by UBS for the purchase of shares plus the purchase and exercise of options may not exceed 10% of our consolidated stockholders' equity as determined in accordance with generally accepted accounting principles. If, however, on certain specified anniversaries of the execution date of the new agreement, beginning in 2004, the number of Class B shares, for which UBS's options are exercisable, is limited due to an insufficient number of shares outstanding, UBS has the right to initiate procedures to eliminate such deficiency. These procedures may involve (i) our issuance of additional Class A shares, (ii) a formal request to the Federal Reserve Board from UBS for authorization to exceed the 10% limit on ownership, or (iii) our purchase of Class B shares from UBS at a defined fair value. In addition, the exercise period for options to purchase vested shares would be increased beyond the normal five years to account for any time during such exercise period in which UBS is unable to exercise its options as a result of the regulations.

Preferred stock

In July 1998, our Board of Directors approved an amendment to our Certificate of Incorporation which authorized 5,000 shares of Preferred Stock, the rights, designations, and preferences of which may be designated from time to time by the Board of Directors.

On January 5, 1999, our Board of Directors authorized two series of Preferred Stock in connection with the adoption of a Shareholder Rights Plan: 200 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the Series A Preferred Stock), and 10 shares of Series B Junior Participating Preferred Stock, par value $.01 per share (the Series B Preferred Stock and, together with the Series A Preferred Stock, the Preferred Stock).

Stockholder rights plan

We have entered into a Stockholder Rights Plan, pursuant to which one Class A Right and one Class B Right (Right, or together, the Rights) is attached to each respective share of Class A and Class B Common Stock. Each Right entitles the registered holder to purchase a unit consisting of one one-thousandth of a share of Series A or Series B Preferred Stock from us, at a purchase price of $55.00 per share, subject to adjustment. These Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of these Rights may deter certain acquirors from making takeover proposals or tender offers.

Employee stock purchase plan

In July 1998, our Board of Directors adopted an employee stock purchase plan (the ESPP), which provides for the issuance of a maximum of 20,000 shares of Class A Common Stock. The ESPP became effective on the IPO Date. During 2000, the ESPP was amended such that this plan was divided into separate U.S. and Non-U.S. plans in order to ensure that United States employees continue to receive tax benefits under Section 421 and 423 of the United States Internal Revenue Code. Following this division of the ESPP into the two separate plans, an aggregate of 19,736 shares of Class A Common Stock were authorized for sale and issuance under the two plans. Eligible employees may have up to 10% of their earnings withheld to be used to purchase shares of our common stock on specified dates determined by the Board of Directors. The price of the common stock purchased under the ESPP will be equal to 85% of the fair value of the stock on the exercise date for the offering period.

10. Stock Awards and Options

Restricted Stock Plan

In 1988, we adopted a Restricted Stock Plan, which was amended in 1993, to attract and retain key employees and to reward outstanding performance. Employees selected by management may elect to become participants in the plan by entering into an agreement that provides for vesting of the Class A

(dollars and shares in thousands, except per share amounts)

common shares over a five-to-ten year period. Each participant has voting, dividend and distribution rights with respect to all shares of both vested and unvested common stock. We may repurchase unvested shares and, under certain circumstances, vested shares of participants whose employment with us terminates. The repurchase price under these provisions is determined by the underlying agreement, generally the employees' cost plus interest at 8%. Common stock issued under the Restricted Stock Plan has been purchased by the employees at varying prices, determined by the Board of Directors and estimated to be the fair value of the shares based upon an independent third-party appraisal. No shares have been granted under this plan since 1999 and this plan was terminated in 2001. However, provisions of this plan will remain in effect for all outstanding stock granted under this plan.

2001 Long-Term Incentive Plan

In 2001, we adopted the 2001 Long-Term Incentive Plan under which employees, directors, or consultants may be granted stock options, stock appreciation rights, and restricted stock or may be issued cash awards, or a combination thereof. Under the 2001 Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options. The exercise price of any incentive stock option issued is the fair market value on the date of grant, the term of which may be no longer than ten years.

The exercise price of a nonstatutory stock option may be no less than 85% of the fair market value on the date of grant, except under certain conditions specified in the 2001 Plan, the term of which may be no longer than eleven years. The vesting period for all options is determined upon grant date, and the options usually vest over a three- to ten-year period, and in some cases can be accelerated through attainment of performance criteria. During 2003, we granted 207 shares of restricted stock, which vest upon the attainment of certain individual performance targets by the associates, and recorded $2,722 of deferred compensation, which will be amortized over the vesting period of the stock.

1991 Stock Option Plan

In 1991, we adopted the 1991 Stock Option Plan, which was amended in 1993 and 1998. Pursuant to this plan, options to purchase Class A common shares can be granted to eligible employees. Prior to the date of our initial public offering, such options were generally granted at a price not less than 100% of the fair value of our Class A common shares, as determined by the Board of Directors, and based upon an independent third-party valuation. Subsequent to our initial public offering date, the exercise price for options issued is the fair market value of the shares on the date of grant. The stock options vest over a three- to ten-year period based on the provisions of each grant, and in some cases can be accelerated through attainment of financial performance criteria. The options are usually exercisable from the vesting date until the date one year after the entire option grant has vested. Unexercised vested options are canceled following the expiration of a certain period after the employee's termination date. In 2001 this plan was terminated; however, provisions of this plan will remain in effect for all outstanding options that were granted under this plan.

Advisor Stock Option/Restricted Stock Incentive Plan

In 1992, we adopted the Advisor Stock Option/Restricted Stock Incentive Plan, which was amended in 1993, to enable non-employee directors and advisors and consultants under contract with us to acquire shares of our Class A Common Stock at a price not less than 100% of the fair value of our stock, as determined by the Board of Directors and based upon an independent third-party valuation. The options and shares are subject to a vesting schedule and to restrictions associated with their transfer. Under certain circumstances, we can repurchase the shares at cost plus interest at 8% from the date of issuance. During 2001 this plan was terminated; however, provisions of this plan will remain in effect for all outstanding stock and options previously granted under this plan.

1996 Non-Employee Director Stock Option/Restricted Stock Plan

In 1996, we adopted the 1996 Non-Employee Director Stock Option/Restricted Stock Plan. This plan provides for the issuance of up to 800 Class A common shares or options to Board members who are not our employees. Shares or options issued under the plan would generally be subject to five-year vesting,

Notes to Consolidated Financial Statements

(dollars and shares in thousands, except per share amounts)

with options expiring after an eleven-year term. The purchase price for shares issued and exercise price for options issued is the fair value of the shares at the date of issuance. Other restrictions are established upon issuance.

Class B Stock Options Under the UBS Agreement

Under the terms and conditions of the UBS agreement, which was renegotiated in 1997, we sold to UBS options to purchase 7,234 shares of our Class B Common Stock at a non-refundable cash purchase price of $1.125 per option. These options are exercisable immediately and, for a period of five years after the date that such options become vested, at an exercise price of $3.65 per share. The 7,234 shares of Class B Common Stock subject to options vest at a rate of 63 shares per month for the first five years of the ten-year agreement and at a rate of 58 shares per month thereafter. In the event of termination of the UBS agreement, options to acquire unvested shares would be forfeited. Prior to 2003, UBS had exercised 5,076 Class B options in accordance with this plan, and an additional 700 Class B options were exercised during 2003. A total of 1,458 Class B options were outstanding at December 31, 2003. In 2003, 1,050 Class B shares held by UBS were converted to Class A shares, which brings the total Class A shares owned by UBS to 2,834.

Stock options

Activity in options for Class A Common Stock:

	2001 Plan	1991 Plan	Director & Advisor Plans	Total	Weighted Average Price
Outstanding at January 1, 2001	–	51,532	208	51,740	$11.97
Granted	2,717	1,216	80	4,013	15.17
Exercised	–	(4,874)	–	(4,874)	3.26
Forfeited	–	(10,387)	–	(10,387)	12.08
Outstanding at December 31, 2001	2,717	37,487	288	40,492	13.30
Exercisable at December 31, 2001	2	8,593	118	8,713	10.14
Outstanding at January 1, 2002	2,717	37,487	288	40,492	13.30
Granted	4,330	–	–	4,330	12.51
Exercised	–	(2,896)	–	(2,896)	4.46
Forfeited	(297)	(4,794)	–	(5,091)	15.64
Outstanding at December 31, 2002	6,750	29,797	288	36,835	13.58
Exercisable at December 31, 2002	295	9,587	168	10,050	11.82
Outstanding at January 1, 2003	**6,750**	**29,797**	**288**	**36,835**	**13.58**
Granted	**2,204**	**–**	**96**	**2,300**	**12.20**
Exercised	**(68)**	**(2,291)**	**–**	**(2,359)**	**4.27**
Forfeited	**(712)**	**(3,109)**	**(48)**	**(3,869)**	**15.01**
Outstanding at December 31, 2003	**8,174**	**24,397**	**336**	**32,907**	**13.99**
Exercisable at December 31, 2003	**1,281**	**10,117**	**140**	**11,538**	**13.13**

The following table summarizes information about options for Class A Common Stock outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life	Number	Weighted Average Exercise Price
$ 0.25 - $ 5.00	4,894	$ 1.84	3.38	2,410	$ 1.92
$ 5.01 - $10.00	5,133	9.75	6.93	1,930	9.74
$10.01 - $15.00	10,082	11.72	6.24	2,628	11.07
$15.01 - $20.00	4,127	17.90	4.63	1,887	18.31
$20.01 - $25.00	8,671	24.16	5.48	2,683	24.04
Total	32,907	13.99	5.52	11,538	13.13

(dollars and shares in thousands, except per share amounts)

We may issue up to a total of 109,000 shares of our Class A Common Stock under the Restricted Stock Plan, the 2001 Long-Term Incentive Plan, the 1991 Stock Option Plan, and the Advisor Stock Option/ Restricted Stock Incentive Plan.

11. Termination of Business Relationships

In 2001, we entered into a long-term fixed-price IT outsourcing contract with a customer, which included various non-construction services and a construction service, which was an application development project. In 2002, we began to expect that the actual cost to complete the application development project would exceed the cost estimate included in the contract with the customer. The contract provided for us to collect most of the excess of the actual cost over the cost estimate in the contract, but we expected the project to generate a loss because we did not expect to collect all of the excess of the actual cost over the cost estimate in the contract.

However, we did not recognize a loss on the contract at that time because we expected that the contract would be profitable in the aggregate over its term. As part of our adoption of EITF 00-21 in the first quarter of 2003, we separated the deliverables in the contract into multiple units of accounting and recognized a net estimated loss on the application development project totaling approximately $19,500 (approximately $12,090, net of the applicable income tax benefit), or $0.11 per diluted share, which was recorded as part of the cumulative effect of a change in accounting principle.

In the second quarter of 2003, we were unable to reach agreement with the customer on the timing and form of payment for the excess. As a result, we exited this contract and recorded an additional $17,676 of expense in direct cost of services in the second quarter of 2003, which consists of the following:

- The impairment of assets related to this contract totaling $20,743, including the impairment of $14,729 of long-term accrued revenue;
- The accrual of estimated costs to exit this contract of $3,766; and
- Partially offsetting the above expenses was the reversal of $6,833 in accrued liabilities that had been recognized for future losses that we expected to incur to complete the application development project.

We completed the services necessary to transition certain functions back to the client during the fourth quarter of 2003.

During 2002, we exited two joint ventures, one with a European financial institution and the other with a European telecommunications company, when the service contracts with these customers were terminated at their request. When we exited the joint venture with the European financial institution, we received a payment of $7,267 and incurred expenses of $89 that were recorded in revenue and direct cost of services, respectively. When we exited the joint venture with the European telecommunications company, we received a termination fee of $7,289 and incurred expenses of $759 that were recorded in revenue and direct cost of services, respectively, and we reduced a deferred tax asset valuation allowance, resulting in an income tax benefit of $1,565.

12. Income Taxes

Income (loss) before taxes for the years ended December 31 was as follows:

	2003	2002	2001
Domestic	**$76,947**	$109,347	$ 25,888
Foreign	**5,409**	12,849	(12,118)
	$82,356	$122,196	$ 13,770

Notes to Consolidated Financial Statements
(dollars and shares in thousands, except per share amounts)

The provision for income taxes charged to operations was as follows:

	2003	2002	2001
Current:			
U.S. federal	**$16,093**	$17,246	$12,922
State and local	**2,047**	2,086	1,719
Foreign	**1,296**	3,917	(852)
Total current	**19,436**	23,249	13,789
Deferred:			
U.S. federal	**9,535**	20,910	(2,922)
State and local	**1,575**	2,792	820
Foreign	**(60)**	(3,043)	4,754
Total deferred	**11,050**	20,659	2,652
Total provision for income taxes	**$30,486**	$43,908	$16,441

The tax benefit of stock options exercised of $6,789, $24,082, and $17,128 in 2003, 2002, and 2001, respectively, is recorded as an increase to additional paid-in capital on the consolidated balance sheets.

We have foreign net operating loss carryforwards of $28,519 to offset future foreign taxable income that do not expire, except for $243 which expires in 2006, $251 which expires in 2007, $180 which expires in 2008, and $275 which expires in 2010. We also have U.S. federal net operating loss carryforwards of $12,887 which may be used to offset future taxable income and will begin to expire in 2012.

Deferred tax assets (liabilities) consist of the following at December 31:

	2003	2002
Property and equipment	**$ 4,342**	$ 2,113
Accrued liabilities	**24,633**	18,131
Intangible assets	**5,844**	8,131
Bad debt reserve	**2,686**	5,003
Loss carryforwards	**13,131**	12,441
Equity investments	**–**	3,660
Accrued revenue	**25,886**	–
Other	**3,054**	965
Gross deferred tax assets	**79,576**	50,444
Equity investments	**–**	(11,672)
Investment in subsidiary	**(10,566)**	–
Intangible assets	**(12,238)**	(6,040)
Property and equipment	**(4,442)**	(1,510)
Unbilled receivables	**–**	(957)
Other	**(1,636)**	(2,036)
Gross deferred tax liabilities	**(28,882)**	(22,215)
Valuation allowance	**(12,151)**	(8,328)
Net deferred tax asset	**$ 38,543**	$ 19,901

We established a valuation allowance for deferred tax assets related to certain foreign operations during 2001. The valuation allowance increased by $3,823 during 2003 as we adjusted the valuation allowance to reflect deferred tax assets at the amounts expected to be realized. This increase includes $3,637 related to the acquisition of TSI and $186 as a component of tax expense.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes, as a result of the following differences:

(dollars and shares in thousands, except per share amounts)

	2003	2002	2001
Statutory U.S. tax rate	**$28,825**	$42,769	$ 4,819
State and local taxes	**2,308**	3,280	777
Nondeductible items	**380**	482	614
Nondeductible amortization and write-off of intangible assets	**–**	–	445
U.S. rates in excess of foreign rates and other	**(1,213)**	50	(1,215)
	30,300	46,581	5,440
Valuation allowance	**186**	(2,673)	11,001
Total provision for income taxes	**$30,486**	$43,908	$16,441

13. Segment and Certain Geographic Data

We offer our services under three primary lines of business, which are also reportable segments. These lines of business are IT Solutions, Government Services and Consulting. IT Solutions, our largest line of business, provides services to our customers primarily under long-term contracts in strategic relationships. These services include technology and business process services, as well as industry domain-based, short-term project and consulting services. The Government Services segment provides consulting and technology-based business process solutions for the Department of Defense, law enforcement agencies, and other governmental agencies. The Consulting segment provides our customers high-value and repeatable services related to business and technical expertise and the design and implementation of business and software solutions, primarily under short-term contracts related to specific projects. Our remaining operating areas and corporate activities are included in "Other" and include income and expenses that are not related to the operations of the other reportable segments.

The reporting segments follow the same accounting policies that we use for our consolidated financial statements as described in the summary of significant accounting policies. Segment performance is evaluated based on income (loss) before taxes, exclusive of income and expenses that are included in the "Other" category. All corporate and centrally incurred costs are allocated to the segments based principally on expenses, employees, square footage, or usage.

The following is a summary of certain financial information by reportable segment as of and for the years ended December 31, 2003, 2002 and 2001:

	IT Solutions	Government Services	Consulting	Other	Total
2003:					
Revenue	**$1,199,436**	**$205,136**	**$ 56,040**	**$ 139**	**$1,460,751**
Depreciation and amortization	**25,316**	**3,130**	**1,087**	**6,216**	**35,749**
Income (loss) before taxes	**64,051**	**16,010**	**(1,910)**	**4,205**	**82,356**
Total assets	**360,835**	**149,169**	**264,082**	**236,511**	**1,010,597**
2002:					
Revenue	$1,232,178	$ 38,204	$ 61,175	$ 588	$1,332,145
Depreciation and amortization	22,129	709	1,712	6,075	30,625
Income before taxes	117,337	2,483	303	2,073	122,196
Total assets	446,554	49,610	86,877	259,272	842,313
2001:					
Revenue	$1,139,749	$ –	$ 63,196	$ 1,756	$1,204,701
Depreciation and amortization	18,008	–	8,669	8,423	35,100
Income (loss) before taxes	104,113	–	(4,927)	(85,416)	13,770
Total assets	383,362	–	84,535	289,701	757,598

(dollars and shares in thousands, except per share amounts)

As discussed in Note 11, during 2003 we recorded $17,676 of expense in direct costs of services associated with exiting an under-performing contract, which is included in IT Solutions. In addition, as discussed below in Note 19, we revised our estimates in 2003 to complete our previous years streamlining efforts, resulting in a reduction in SG&A of $7,296, which is included in the "Other" category.

As discussed in Note 4, on December 19, 2003, we acquired TSI. As a result of the acquisition, we increased assets assigned to the Consulting segment by $180,188.

As discussed in Note 11, during 2002 we recorded $14,556 of revenue associated with the exiting of two joint ventures, when the service contracts with the customers were terminated at their request. This revenue was included in the IT Solutions segment, and because of the nature of this revenue, the related income before taxes of $13,708 is included in "Other." Also included in "Other" in 2002 are a $3,000 payment received from ANC that was previously believed to be unrecoverable, $11,087 of severance and other costs to exit certain activities, and expenses of $8,676 associated with the California energy investigations and related litigation.

Summarized below is the financial information for each geographic area. "All Other" includes financial information from the following geographic areas: Australia, Belgium, France, Germany, Hong Kong, Ireland, Japan, Luxembourg, Netherlands, Singapore, and Switzerland.

	2003	2002	2001
United States:			
Total revenue	**$1,263,502**	$1,078,257	$ 891,044
Long-lived assets at December 31	**118,087**	60,957	49,347
United Kingdom:			
Total revenue	**107,421**	119,901	152,094
Long-lived assets at December 31	**1,177**	1,126	2,048
India:			
Total revenue	**–**	–	–
Long-lived assets at December 31	**23,384**	–	–
All Other:			
Total revenue	**89,828**	133,987	161,563
Long-lived assets at December 31	**188**	460	1,031
Consolidated:			
Total revenue	**1,460,751**	1,332,145	1,204,701
Long-lived assets at December 31	**142,836**	62,543	52,426

For the years ended December 31, 2003, 2002 and 2001, revenue from one customer, UBS, comprised 17%, 19% and 24% of total revenue, respectively.

14. Commitments and Contingencies

Operating leases and maintenance agreements

We have commitments related to data processing facilities, office space and computer equipment under non-cancelable operating leases and fixed maintenance agreements for remaining periods ranging from one to ten years. Future minimum commitments under these agreements as of December 31, 2003, are as follows:

(dollars and shares in thousands, except per share amounts)

Year ending December 31:	Lease and Maintenance Commitments
2004	$23,546
2005	18,293
2006	13,522
2007	8,996
2008	8,204
Thereafter	15,860
Total	$88,421

Minimum payments have not been reduced by minimum sublease rental income of $3,017 due in the future under non-cancelable subleases. We are obligated under certain operating leases for our pro rata share of the lessors' operating expenses. Rent expense was $29,381, $35,646 and $32,215 for 2003, 2002, and 2001, respectively. Additionally, as of December 31, 2003, we maintained a provision balance of $6,642, of which $5,294 relates to those leased properties affected by our streamlining efforts discussed in Note 19.

Purchase commitments

We have agreements with three telecommunication service providers to purchase services from, or sell services on behalf of, these providers at varying annual levels. We are currently satisfying the minimum purchase requirements for two of the vendors. With regard to the third vendor, under the terms and conditions of this agreement, we agreed to purchase or sell services having a gross value of $19,500 over a four-year commitment period. We entered into discussions with this vendor to restructure the terms of the commitment. Because both parties were unable to agree to change the terms, we have entered into arbitration, which we expect to be resolved in the first half of 2004. In 2003, we recorded expense of $5,550 associated with this unfulfilled minimum purchase commitment.

In June 2000, we entered into an agreement with an airline to purchase a minimum of $10,000 of air travel mileage on an annual basis for five years. We have made four of the five annual payments, with the remaining payment to be made in June of 2004.

Federal government contracts

Despite the fact that a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, the U.S. government normally funds these projects on an annual or more frequent basis. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Our federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency (DCAA). These audits may result in adjustments to contract costs and fees reimbursed by our federal customers. The DCAA has completed audits of our contracts through fiscal year 1999 for one subsidiary and 2001 for our other government subsidiary.

Contract-related contingencies

We have certain contingent liabilities that arise in the ordinary course of providing services to our customers. These contingencies are generally the result of contracts that require us to comply with certain level-of-effort or performance measurements, certain cost-savings guarantees or the delivery of certain services by a specified deadline. Except for the software development project discussed below, we believe that the ultimate liability, if any, incurred under these contract provisions will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

(dollars and shares in thousands, except per share amounts)

As discussed in Note 11, during 2003 we exited an under-performing contract. As a result of the exiting of this contract, we determined that certain contract-related assets were impaired and additional expenses would be incurred related to the exiting of this contract, resulting in a loss of $17,676 recorded in direct cost of services. This estimated loss represents our current estimate of the loss related to exiting this contract. The amount of actual loss with respect to exiting this contract may exceed our current estimates.

Foreign currency exchange forward contracts

At December 31, 2003, we had eight forward contracts in various currencies in the amount of $9,897. These contracts expired in January 2004.

The estimated fair value of our forward exchange contracts using bank rates and market quotes was a net liability of $295 as of December 31, 2003. Our remaining risk associated with these transactions is the risk of default by the bank, which we believe to be remote.

Litigation

We are, from time to time, involved in various litigation matters arising in the ordinary course of our business. We believe that the outcome of these litigation matters, either individually or taken as a whole, will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

IPO allocation securities litigation

In July and August 2001, we, as well as some of our current and former officers and the investment banks that underwrote our initial public offering, were named as defendants in two purported class action lawsuits. These lawsuits, Seth Abrams v. Perot Systems Corp. et al. and Adrian Chin v. Perot Systems, Inc. et al., were filed in the United States District Court for the Southern District of New York. The suits allege violations of Rule 10b-5, promulgated under the Securities Exchange Act of 1934, and Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Approximately 300 issuers and 40 investment banks have been sued in similar cases. The suits against the issuers and underwriters have been consolidated for pretrial purposes in the IPO Allocation Securities Litigation. The lawsuit involving us focuses on alleged improper practices by the investment banks in connection with our initial public offering in February 1999. The plaintiffs allege that the investment banks, in exchange for allocating public offering shares to their customers, received undisclosed commissions from their customers on the purchase of securities and required their customers to purchase additional shares in aftermarket trading. The lawsuit also alleges that we should have disclosed in our public offering prospectus the alleged practices of the investment banks, whether or not we were aware that the practices were occurring. We believe the claims against us are without merit, and we will vigorously defend ourselves in this case.

During 2002, the current and former officers and directors of Perot Systems Corporation that were individually named in the lawsuits referred to above were dismissed from the cases. In exchange for the dismissal, the individual defendants entered agreements with the plaintiffs that toll the running of the statute of limitations and permit the plaintiffs to refile claims against them in the future. In February 2003, in response to the defendant's motion to dismiss, the court dismissed the plaintiffs' Rule 10b-5 claims against us, but did not dismiss the remaining claims.

We have accepted a settlement proposal presented to all issuer defendants. Pursuant to the proposed settlement, plaintiffs would dismiss and release all claims against us and our current and former officers and directors, in exchange for an assurance by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases that the plaintiffs will achieve a minimum recovery (including amounts recovered from the underwriters), and for the assignment or surrender of certain claims we may have against the underwriters. We would not be required to make any cash payment with respect to the settlement. The proposed settlement requires approval of an unspecified percentage of issuers. The proposed settlement would also require court approval, which cannot be assured. In the event that the settlement is not completed, we will continue to vigorously defend ourselves in this case.

(dollars and shares in thousands, except per share amounts)

Litigation relating to the California energy market

In June 2002, we were named as a defendant in a purported class action lawsuit that alleges that we conspired with energy traders to manipulate the California energy market. This lawsuit, Art Madrid v. Perot Systems Corporation et al., was filed in the Superior Court of California, County of San Diego. The case is currently pending in the Superior Court for the County of Sacramento. In September 2003, we filed a demurrer to the complaint and an alternative motion to strike all claims for monetary relief. In January 2004, the court granted our demurrer and did not grant the plaintiffs leave to amend their complaint. The plaintiffs, however, have the right to appeal.

In June, July and August 2002, Perot Systems, Ross Perot and Ross Perot, Jr., were named as defendants in eight purported class action lawsuits that allege violations of Rule 10b-5, and, in some of the cases, common law fraud. These suits allege that our filings with the Securities and Exchange Commission contained material misstatements or omissions of material facts with respect to our activities related to the California energy market. All of these eight cases have been consolidated in the Northern District of Texas, Dallas Division, in the case of Vincent Milano vs. Perot Systems Corporation. The plaintiffs in this case filed a consolidated amended complaint in July 2003. In October 2003, we moved to dismiss the amended complaint with prejudice. The plaintiffs have filed an opposition to our motion.

In 1997 and 1998, pursuant to a consulting contract with the California Independent Systems Operator, we assisted in implementing the operating systems for California's newly deregulated wholesale electricity markets. The consolidated amended complaint in these federal court securities class actions alleges that the statements in our public filings and statements were fraudulently misleading, because we did not disclose to investors that (1) we allegedly advocated improper bidding practices to our customers in the California wholesale electricity markets and (2) in October 1997, California ISO sent a letter to us accusing us of wrongfully using confidential information in our 1997-1998 marketing efforts. We believe that the claims against us are without merit and will vigorously defend ourselves in these cases.

During 2002, we incurred expenses of $8,676 associated with the California energy investigations and related litigation and have included these costs within SG&A.

License agreement

We do not own the right to our company name. In 1988, we entered into a license agreement with Ross Perot, our Chairman, and the Perot Systems Family Corporation that allows us to use the name "Perot" and "Perot Systems" in our business on a royalty-free basis. Mr. Perot and the Perot Systems Family Corporation may terminate this agreement at any time and for any reason. Beginning one year following such a termination, we would not be allowed to use the names "Perot" or "Perot Systems" in our business.

Mr. Perot's or the Perot Systems Family Corporation's termination of our license agreement could materially and adversely affect our ability to attract and retain customers, which could have a material adverse affect on our business, financial condition, and results of operations.

Guarantees and indemnifications

We have applied the disclosure provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," to our agreements that contain guarantee or indemnification clauses. FIN 45 requires us to disclose certain types of guarantee and indemnification arrangements, even if the likelihood of our being required to perform under these arrangements is remote. The following is a description of arrangements in which we are a guarantor, as defined by FIN 45.

We are a party to a variety of agreements under which we may be obligated to indemnify another party. Typically, these obligations arise in the context of contracts under which we agree to hold the other party harmless against losses arising from certain matters, which may include death or bodily injury, loss of or damage to tangible personal property, improper disclosures of confidential information, infringement or misappropriation of copyrights, patent rights, trade secrets or other intellectual property rights, breaches of third party contract rights, and violations of certain laws applicable to our services, products

(dollars and shares in thousands, except per share amounts)

or operations. The indemnity obligation in these arrangements is customarily conditioned on the other party making an adverse claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party's claims. The term of these indemnification provisions typically survives in perpetuity after the applicable contract terminates. It is not possible to predict the maximum potential amount of future payments under these or similar agreements, due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. However, we have purchased and expect to continue to purchase a variety of liability insurance policies, which are expected, in most cases, to limit our financial exposure to claims covered by such policies (other than claims relating to the infringement or misappropriation of copyrights, patent rights, trade secrets or other intellectual property). In addition, we have not historically incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, we believe the likelihood of a material liability under these arrangements is remote. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2003.

We include warranty provisions in substantially all of our customer contracts in the ordinary course of business. These provisions generally provide that our services will be performed in an appropriate and legal manner and that our products and other deliverables will conform in all material respects to specifications agreed between our customer and us. Our obligations under these agreements may be limited in terms of time or amount or both. In addition, we have purchased and expect to continue to purchase errors and omissions insurance policies, which are expected, in most cases, to limit our financial exposure to claims covered by such policies. Because our obligations are conditional in nature and depend on the unique facts and circumstances involved in each particular matter, we record liabilities for these arrangements only on a case by case basis when management determines that it is probable that a liability has been incurred. As of December 31, 2003, we have no liability recorded for warranty claims.

15. Retirement Plan and Other Employee Trusts

During 1989, we established the Perot Systems 401(k) Retirement Plan, a qualified defined contribution retirement plan. The plan year is the calendar year. In 2003, the plan allowed eligible employees to contribute between 1% and 20% of their annual compensation, including overtime pay, bonuses and commissions. The plan was amended effective January 1, 2000, to change our contribution to a formula matching 100% of employees' contributions, up to a maximum of 4% of the employee's compensation. The plan was also amended to provide 100% vesting of all existing company matching contributions for active employees and immediate vesting of any future company matching contributions. Employees are not allowed to invest funds in our Class A Common Stock. The plan allows for our matching contribution to be paid in the form of Class A Common Stock, and employees are not restricted in selling any such stock. Our contributions, which were all made in cash, were $15,514, $12,412 and $12,527 for the years ended December 31, 2003, 2002, and 2001, respectively.

16. Supplemental Cash Flow Information

	2003	2002	2001
Cash paid for interest	**$ 182**	$ 88	$ 229
Cash paid (received) for income taxes, net	**$10,251**	$ 8,541	$(17,839)
Non-cash investing and financing activities:			
Issuance of common stock for acquisitions of businesses	**$ –**	$13,887	$ –
Assets obtained through consolidation of variable interest entity	**$65,168**	$ –	$ –
Long-term debt obtained through consolidation of variable interest entity	**$75,498**	$ –	$ –
Tax benefit of employee options exercised	**$ 6,789**	$24,082	$ 17,128

(dollars and shares in thousands, except per share amounts)

17. Related Party Transactions

We are providing information technology and energy management services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract was amended during the current year and will expire on April 1, 2006. This contract includes provisions under which we may be penalized if our actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2003, 2002 and 2001, we recorded revenue of $1,369, $1,484 and $1,511 and direct cost of services of $1,021, $1,018 and $1,032, respectively. Prior to entering into this arrangement, our Audit Committee reviewed and approved this contract.

During 2002, we entered into a sublease agreement with Perot Services Company, LLC, which is controlled and owned by Ross Perot, for approximately 23,000 square feet of office space at our Plano, Texas facility. Rent over the term of the lease is approximately $363 per year. The initial lease term is 2 1/2 years with one optional two-year renewal period. The lease also provides for us to pay a $100 allowance for modifications to the leased space. Perot Services will pay all modification costs in excess of the allowance. Prior to entering into this arrangement, our Audit Committee reviewed and approved this contract.

18. Earnings (Loss) Per Common Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted per common share computations.

	2003	2002	2001
Basic Earnings (Loss) per Common Share			
Income (loss) before cumulative effect of changes in accounting principles	**$ 51,870**	$ 78,288	$ (2,671)
Weighted average common shares outstanding	**110,573**	106,309	99,437
Basic earnings (loss) per common share before cumulative effect of changes in accounting principles	**$ 0.47**	$ 0.74	$ (0.03)
Diluted Earnings (Loss) per Common Share			
Income (loss) before cumulative effect of changes in accounting principles	**$ 51,870**	$ 78,288	$ (2,671)
Weighted average common shares outstanding	**110,573**	106,309	99,437
Incremental shares assuming dilution	**4,761**	9,120	–
Weighted average diluted common shares outstanding	**115,334**	115,429	99,437
Diluted earnings (loss) per common share before cumulative effect of changes in accounting principles	**$ 0.45**	$ 0.68	$ (0.03)

At December 31, 2003 and 2002, options to purchase 20,333 and 15,713 shares, respectively, of our common stock were excluded from the calculation of diluted earnings per common share because the impact was antidilutive given that the exercise prices for these options were greater than the average actual share price for the years then ended. For the year ended December 31, 2001, 46,042 options to purchase shares of our common stock were excluded from the calculation of diluted earnings (loss) per common share because the impact was antidilutive given the reported net loss for the period.

(dollars and shares in thousands, except per share amounts)

19. Realigned Operating Structure

In the first quarter of 2001, we implemented a new operating structure in order to strengthen our market position and reduce our costs. In connection with this realigned structure, we consolidated and closed certain facilities, eliminated administrative redundancies and non-billable positions, and recorded asset basis adjustments, resulting in a charge totaling $33,713. This charge is classified as SG&A in the consolidated statements of operations and is composed of the following:

- $23,812 related to employee work force reductions of approximately 550 positions in all business functions and in all geographic areas, of which substantially all were terminated as of March 31, 2001;
- $5,896, net of our initial sublease income estimate of $3,177, related to the consolidation and closure of facilities; and
- $4,005 related to adjustments to reduce the basis of certain leasehold improvements, software and office equipment, and other assets to their net realizable value.

The amounts accrued and the related payments and adjustments against the charge were as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Charge for the quarter ended March 31, 2001	$ 23,812	$ 5,896	$ 4,005	$ 33,713
Charge for the quarter ended September 30, 2001	–	3,824	–	3,824
Less: cash payments and asset write-downs	(20,008)	(5,341)	(4,005)	(29,354)
Change in estimate	(900)	900	–	–
Provision balance at December 31, 2001	2,904	5,279	–	8,183
Less: cash payments	(1,464)	(641)	–	(2,105)
Change in estimate	–	1,311	–	1,311
Provision balance at December 31, 2002	1,440	5,949	–	7,389
Less: cash payments	(214)	(967)	–	(1,181)
Change in estimate	(1,224)	190	–	(1,034)
Provision balance at December 31, 2003	$ 2	$ 5,172	$ –	$ 5,174

We revised our estimates of the remaining provision needed for employee-related and facility-related costs during 2001, 2002 and 2003. We decreased our estimates for employee-related costs primarily due to lower than expected outplacement and other severance-related costs. A large portion of this reduction resulted from a favorable resolution of an employment dispute. During 2001, we increased our estimates for facility-related costs by $4,724, net of sublease income estimate of $3,880, due to the deterioration in the sublease markets for certain facilities. The remaining balances at December 31, 2003 and 2002, respectively, of $5,174 and $7,389 are included on the consolidated balance sheets in the amounts of $1,393 and $2,927 in accrued liabilities and $3,781 and $4,462 in other non-current liabilities. The balance at December 31, 2003, included in other non-current liabilities is expected to be substantially settled by December 31, 2005.

As a part of the realigned operating structure, we exited a separately identifiable operation. For the year ended December 31, 2001, revenue and net operating losses for this operation were $0 and ($4,126), respectively. There was no activity for this operation for the years ended December 31, 2003 and 2002.

During the third quarter of 2001, we continued to refine our operations and recorded charges of $37,153. Of this charge, $4,952 is classified as direct cost of services and $32,201 is classified as SG&A in the consolidated statements of operations. This charge is composed of the following:

(dollars and shares in thousands, except per share amounts)

- $15,812 related to the elimination of approximately 350 administrative and non-billable positions in various business functions and in numerous geographic areas, of which substantially all were terminated as of September 30, 2001;
- $16,140, net of our initial sublease income estimate of $1,154, related to the consolidation and closure of facilities, primarily due to the acceleration of the consolidation of our Dallas area operations into one facility located in Plano, Texas; and
- $5,201 related to adjustments to reduce the basis of software and other assets used in exited service offerings to their net realizable value.

The amounts accrued and the related payments and adjustments against these charges were as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Charge for the quarter ended September 30, 2001	$15,812	$ 16,140	$ 5,201	$ 37,153
Less: cash payments and asset write-downs	(8,263)	(202)	(5,201)	(13,666)
Provision balance at December 31, 2001	7,549	15,938	–	23,487
Less: cash payments	(1,336)	(11,285)	–	(12,621)
Change in estimate	(4,800)	3,489	–	(1,311)
Provision balance at December 31, 2002	1,413	8,142	–	9,555
Less: cash payments	(18)	(6,537)	–	(6,555)
Change in estimate	(1,395)	(1,483)	–	(2,878)
Provision balance at December 31, 2003	$ –	$ 122	$ –	$ 122

In 2002 and 2003, we decreased our estimates for employee-related costs primarily due to lower than expected outplacement and other severance related costs. In 2002, we increased our estimates for facility-related costs because we were unable to settle certain facility lease obligations as favorably as originally estimated and because of the deterioration in the sublease markets for certain facilities. During 2003, we decreased our estimates for facility-related costs due to the favorable termination of certain facilities for less than was expected. The remaining balances at December 31, 2003 and 2002, respectively, of $122 and $9,555 are included on the consolidated balance sheets in the amounts of $122 and $7,870 in accrued liabilities and $0 and $1,685 in other non-current liabilities.

In the second and third quarters of 2002, we continued our streamlining efforts and recorded charges in SG&A of $8,151 and $2,936, respectively, related to severance and other costs to exit certain activities. These charges included the following: $9,821 related to the elimination of approximately 287 positions in various business functions and geographic areas; $312 for the closure of a facility; and $954 related to adjustments to reduce the basis of certain facility-related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

The amounts accrued and the related payments and adjustments against these 2002 charges were as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Charges during 2002	$ 9,821	$ 312	$ 954	$11,087
Less: cash payments and asset write-downs	(5,045)	(21)	(954)	(6,020)
Provision balance at December 31, 2002	4,776	291	–	5,067
Less: cash payments	(1,121)	(269)	–	(1,390)
Change in estimate	(3,362)	(22)	–	(3,384)
Provision balance at December 31, 2003	$ 293	$ –	$ –	$ 293

Notes to Consolidated Financial Statements

(dollars and shares in thousands, except per share amounts)

In 2003, we decreased our estimates for employee-related costs primarily due to lower than expected outplacement and other severance related costs and higher than expected job redeployment of associates. The remaining balances at December 31, 2003 and 2002, respectively, of $293 and $5,067 are included in accrued liabilities on the consolidated balance sheets.

20. Subsequent Event

On January 20, 2004, we entered into a revolving credit facility with a syndicate of banks that allows us to borrow up to $100,000. Borrowings under the credit facility will be either through revolving loans or letters of credit obligations. The credit facility is guaranteed by certain of our domestic subsidiaries. Interest on borrowings varies with usage and begins at an alternate base rate, as defined in the credit facility agreement, or the LIBOR rate plus an applicable spread based upon our debt/EBITDA ratio applicable on such date. We are also required to pay a facility fee based upon the unused credit commitment and certain other fees related to letter of credit issuance. The credit facility matures on January 19, 2007, and requires certain financial covenants, including a debt/EBITDA ratio, a minimum interest coverage ratio, a minimum capitalization ratio and a minimum current ratio, each as defined in the credit facility agreement.

21. Supplemental Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003:				
Revenue [(1)]	**$336,361**	**$360,041**	**$371,330**	**$393,019**
Direct cost of services [(2)]	**272,087**	**307,252**	**301,447**	**312,729**
Gross profit	**64,274**	**52,789**	**69,883**	**80,290**
Income before cumulative effect of changes in accounting principles [(3)]	**14,877**	**4,946**	**15,710**	**16,337**
Net income (loss) [(3)] [(4)]	**(28,082)**	**4,946**	**15,710**	**9,932**
Basic earnings per common share before cumulative effect of a change in accounting principle [(5)]	**$ 0.14**	**$ 0.05**	**$ 0.14**	**$ 0.15**
Diluted earnings per common share before cumulative effect of a change in accounting principle [(5)]	**$ 0.13**	**$ 0.04**	**$ 0.14**	**$ 0.14**
Weighted average common shares outstanding	**109,046**	**109,808**	**110,755**	**112,640**
Weighted average diluted common shares outstanding	**113,962**	**114,694**	**115,205**	**117,546**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002:				
Revenue [(6)]	$325,779	$333,465	$342,497	$330,404
Direct cost of services [(7)]	251,778	249,976	262,657	256,478
Gross profit	74,001	83,489	79,840	73,926
Net income [(8)]	19,421	20,180	18,740	19,947
Basic earnings per common share [(5)]	$ 0.19	$ 0.19	$ 0.18	$ 0.18
Diluted earnings per common share [(5)]	$ 0.17	$ 0.17	$ 0.17	$ 0.17
Weighted average common shares outstanding	103,240	106,050	106,840	109,031
Weighted average diluted common shares outstanding	115,633	116,389	112,950	114,353

(dollars and shares in thousands, except per share amounts)

(1) As discussed in Note 1, we adopted EITF 00-21 on January 1, 2003 for long-term fixed-price contracts that include multiple deliverables.

(2) Direct cost of services for the second quarter of 2003 includes $17,676 of expense associated with exiting an under-performing contract.

(3) In addition to the items discussed in (1) and (2) above, income before cumulative effect of changes in accounting principles and net income for 2003 includes the following items. All amounts noted below are prior to the effect of income taxes.

- In the second quarter of 2003, we recorded expense of $3,313 associated with employee reductions.
- In the second, third and fourth quarters of 2003, we recorded a reduction of expense of $5,415, $857, and $1,024, respectively, resulting from revising our estimate of liabilities associated with actions in prior years to streamline our operations.
- In the third and fourth quarters of 2003, we recorded additional expense for discretionary associate year-end bonuses of $4,100 and $4,900, respectively.
- In the fourth quarter of 2003, we recorded expense of $11,183 that primarily related to resolving the ownership structure of HPS.

(4) As discussed in Note 1, during 2003 we adopted EITF 00-21 and FIN 46. Our adoption of EITF 00-21 resulted in an expense for the cumulative effect of a change in accounting principle of $69,288 ($42,959, net of the applicable income tax benefit). Our adoption of FIN 46 resulted in an expense for the cumulative effect of a change in accounting principle of $10,330 ($6,405, net of the applicable income tax benefit).

(5) Due to changes in the weighted average common shares outstanding per quarter, the sum of basic and diluted earnings per common share per quarter may not equal the basic and diluted earnings per common share for the applicable year.

(6) Revenue for the second and third quarters of 2002 includes $7,289 and $7,267, respectively, of fees paid in connection with the termination of services provided through two joint ventures.

(7) Direct cost of services for the second quarter of 2002 includes a $3,000 payment received from a customer in bankruptcy reorganization that was previously believed to be unrecoverable. Direct cost of services for the second and third quarters of 2002 includes $759 and $89, respectively, for the termination of services provided through two joint ventures.

(8) In addition to the items discussed in (6) and (7) above, net income for 2002 includes the following items. All amounts noted below are prior to the effect of income taxes, except for the last items discussed, which directly impacted income tax expense.

- In the second and third quarters of 2002, we recorded expense of $8,151 and $2,936, respectively, associated with severance and other costs to exit certain activities.
- In the second and third quarters of 2002, we recorded expense of $3,530 and $5,146, respectively, relating to the California energy investigations and related litigation.
- In the fourth quarter of 2002, we recorded $1,920 of expense related to a contingent liability of an equity investee as well as a $963 loss associated with the sale of BillingZone.
- In the second quarter of 2002, we recorded a $1,565 reduction of a deferred tax asset valuation in connection with the termination of a joint venture. In the fourth quarter of 2002, we further reduced our valuation allowance against certain foreign deferred tax assets by $1,108 and recorded $1,075 of additional tax benefits.

Annual Report/Form 10-K

Publications of interest to current and potential Perot Systems investors are available from the Investor Relations Department. These include annual and quarterly reports and the Form 10-K filed with the United States Securities and Exchange Commission. Perot Systems will provide a copy of the Form 10-K to investors free of charge. Our Form 10-K is also available on the Securities and Exchange Commission Web site at **www.sec.gov.** Our Form 10-K and other SEC filings are also available at **www.perotsystems.com/investors/sec.htm.** Other items on our Web site are not a part of these documents. This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify such forward-looking statements by terminology such as "may," "will," "should," "could," "forecasts," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue." In evaluating all forward-looking statements, you should specifically consider various factors that may cause actual results to vary materially from those contained in the forward-looking statements, such as the loss of major customers, Perot Systems' ability to achieve future sales, changes in its UBS relationship and the associated variability of revenue and expense related to its largest customer, the highly competitive marketplace in which Perot Systems operates, the variability of quarterly operating results, changes in technology, changes in estimates, failure to retain skilled personnel, risks associated with non-recoverable cost overruns on software development contracts that could adversely affect its profits, risks related to acquisitions, and risks related to international operations. Please refer to the Perot Systems Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC for additional information regarding risk factors. Perot Systems disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments, or otherwise.

Annual Meeting

The 2004 annual meeting of shareholders is expected to be held on May 12, 2004. Notice of the annual meeting, along with the form of proxy and proxy statement, will be sent to shareholders before the meeting.

Dividends and Market Price

On February 27, 2004, there were approximately 3,081 record holders of our Class A common stock. Perot Systems has not paid dividends on its common stock in the past and does not currently intend to pay dividends in the future.

NYSE Ticker Symbol: PER

The high and low trading prices for each quarterly period during 2003 and 2002 were as follows:

	2003		2002	
	High	**Low**	High	Low
1st Quarter	**$11.63**	**$8.99**	$20.75	$16.08
2nd Quarter	**12.23**	**9.85**	20.20	10.45
3rd Quarter	**11.87**	**9.67**	12.63	9.01
4th Quarter	**14.45**	**10.04**	11.80	8.21

Independent Auditors

PricewaterhouseCoopers LLP

Executive Officers

ROSS PEROT, JR. *President & Chief Executive Officer*

PETER ALTABEF *Vice President, General Counsel & Secretary*

DARCY ANDERSON *Vice President, HR, Best Practices & Corporate Support*

JAMES CHAMPY *Vice President & Chairman of Consulting*

RUSSELL FREEMAN *Vice President & Chief Financial Officer*

JOHN KING *Vice President & Founder*

BRIAN MALONEY *Vice President & Chief Operating Officer*

JEFF RENZI *Vice President, Global Sales & Marketing*

Corporate Information

Corporate Office

Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 888 31 PEROT
+1 972 577 0000
www.perotsystems.com

Investor Services

Investor Relations Director
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 877 737 6973
+1 972 577 0000
www.perotsystems.com/investors

Stock Transfer Agent

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07600
+1 201 296 4000
www.mellon-investor.com

perotsystems



2300 WEST PLANO PARKWAY • PLANO, TX 75075 • +1 888 31 PEROT • +1 972 577 0000 • WWW.PEROTSYSTEMS.COM